Form 20-F
period 2025-12-31
Veraxa Biotech Holding AG
filed 2026-06-16
CIK 2079109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 10, 2026

For the transition period from ___________ to ___________

Commission File Number: 001-43342

Veraxa Biotech AG

(Exact name of Registrant as specified in its charter)

Not applicable	Switzerland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Talacker 35
8001 Zurich, Switzerland
(Address of principal executive offices)

Christoph Antz
Im Neuenheimer Feld 584
69120 Heidelberg, Germany
Tel: +4962213521330

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value CHF 100/11,325 per share	VRXA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	VRXAW	The Nasdaq Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 141,407,813 ordinary shares and 22,706,305 warrants to purchase ordinary shares as of June 10, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Unless otherwise stated or unless the context otherwise requires, references to the “Company” or “PubCo” are to the registrant named “Veraxa Biotech AG” (previously named Veraxa Biotech Holding AG prior to the consummation of the Business Combination (the “Closing”), a Swiss stock corporation (Aktiengesellschaft), and subsequently the listed combined public company resulting from the Closing, whereas references to references to “SPAC” or “Voyager” are to Voyager Acquisition Corp., a Cayman Islands exempted company prior to the Closing and references to “Veraxa” are to Veraxa Biotech AG and its subsidiary prior to the Closing and to PubCo and its subsidiary after the Closing. Forward-looking statements in this Report may include, for example, statements about:

●	the expected benefits of the Business Combination;

●	the Company’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	PubCo’s mission, goals and strategies;

●	PubCo’s future business development, financial condition and results of operations;

●	expected growth of the cancer therapeutics and healthcare industry, and PubCo’s ability to grow its market share;

●	expected changes in PubCo’s revenues, costs or expenditures;

●	PubCo’s expectations regarding demand for and market acceptance of PubCo’s products and services;

●	PubCo’s expectations regarding its relationships with users, customers and third-party business partners;

●	competition in PubCo’s industry;

●	PubCo’s future capital requirements and sources and uses of cash;

●	PubCo’s ability to obtain funding for its operations and future growth;

●	relevant government policies and regulations relating to PubCo’s industry;

●	timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals;

●	expected benefits of Veraxa’s business and scientific approach and technology, including its Click Chemistry ADC platforms and BiTAC platforms;

●	the potential safety and efficacy of Veraxa’s product candidates, including VX-A901 for acute myeloid leukemia;

ii

●	Veraxa’s ability to successfully develop, advance and commercialize its pipeline of product candidates;

●	the effectiveness and profitability of Veraxa’s collaborations and partnerships, its ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;

●	estimates regarding future revenue, expenses, capital requirements and need for additional financing;

●	estimates of market opportunity for Veraxa’s product candidates;

●	the effects of increased competition as well as innovations by new and existing competitors in the oncology and biotechnology industry;

●	Veraxa’s expansion plans and opportunities;

●	Veraxa’s ability to grow its business in a cost-effective manner;

●	Veraxa’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of macroeconomic factors and other global events on Veraxa’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Forward-looking statements are not guarantees of future performance. The risks outlined above and others described in the section entitled “Risk Factors” are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the results of operations, financial condition, liquidity and the development of SPAC, Veraxa and PubCo, the industry the Company operates in and risks relating to the Business Combination. New risks can emerge from time to time, and it is not possible to predict all such risks, nor can it be assessed the impact of all such risks on Veraxa’s business or to the extent which any such risks or combinations of risks and other factors may cause actual results to differ materially from those contained in any forward-looking statements. Given these results and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. The Company does not undertake any obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports filed by SPAC (prior to the Acquisition Closing) or PubCo (after the Acquisition Closing) from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” in the final proxy statement/prospectus (the “Prospectus”) which is part of the Registration Statement on Form F-4 (File No. 333-289108) filed with the SEC and declared effective on February 12, 2026, which section is incorporated by reference into this Report.

iii

EXPLANATORY NOTE

On June 10, 2026, the Company (as defined below) consummated the previously announced business combination pursuant to the Business Combination Agreement dated as of April 22, 2025, as amended on October 18, 2025 and further amended on February 2, 2026 (the “Business Combination Agreement”), by and among Voyager, Veraxa, and Oliver Baumann, an individual, solely in his capacity as representative for the Company Shareholders (the “Shareholder Representative”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. Pursuant to the Business Combination Agreement and the Ancillary Agreements:

●	prior to the Initial Closing, Voyager Acquisition Sponsor Holdco LLC (the “Sponsor” or “Nominee Shareholder”) transferred all of the Company Ordinary Shares held by the Nominee Shareholder to the Contribution Agent, subject to the terms and conditions of the Contribution Agent Agreement;

●	at the Initial Merger Effective Time on June 5, 2026, SPAC merged with and into Merger Sub, with Merger Sub being the surviving company and a wholly owned subsidiary of PubCo;

●	as part of the Initial Merger, Merger Sub issued Merger Sub Shares to the Contribution Agent, acting in its own name but for the account of SPAC and the SPAC Shareholders;

●	immediately following the Initial Merger, the Contribution Agent contributed the Merger Sub Shares to PubCo, free and clear of all Liens, as an equity contribution into the capital contribution reserves (Zuschuss in die Kapitaleinlagereserven) without consideration;

●	following the Contribution, the Contribution Agent delivered to (i) the SPAC Shareholders, the Company Ordinary Shares transferred to the Contribution Agent by the Nominee Shareholder, and (ii) to the holders of SPAC Warrants, the Company Warrants;

●	following the consummation of the Initial Merger and the Contribution, Merger Sub distributed all of its assets and liabilities to PubCo as liquidating distributions and adopted a resolution to dissolve under Cayman Law;

●	at the Acquisition Effective Time on June 8, 2026, which occurred not earlier than twenty-four hours following the Initial Merger Effective Time, Veraxa Biotech AG merged with and into PubCo (the “Acquisition Merger”), with PubCo being the surviving company;

●	as a result of the Acquisition Merger, each Company Share issued and outstanding immediately prior to the Acquisition Effective Time (other than treasury shares and Dissenting Shares) was automatically cancelled and ceased to exist in exchange for the right to receive such fraction of a newly issued PubCo Ordinary Share equal to the Exchange Ratio; and

●	at the Acquisition Effective Time, the separate corporate existence of the Company ceased to exist, and all property, rights, privileges, agreements, powers and franchises, liabilities and duties of the Company vested in and became the property, rights, privileges, agreements, powers and franchises, liabilities and duties of PubCo as the surviving company.

On May 27, 2026, SPAC, PubCo and High Trail Capital LP (“HTC”) executed a Securities Purchase Agreement in respect of a private placement of a senior secured note in the principal amount of $27,500,000 (the “Note”) and a four-year warrant for an aggregate exercise price of $27.5 million, with an initial exercise price of $11.50 per share (with customary anti-dilution protections) (the “HTC Financing”). The closing of the HTC Financing occurred on June 15, 2026. The term of the Note is 15 months, amortizing monthly beginning six months after the closing of the HTC Financing. At PubCo’s sole option and subject to customary conditions, any amortization payment may be made in cash, in registered-for-resale shares of common stock, or a combination thereof. The Note is a senior secured obligation of PubCo, secured by all PubCo assets and ranking senior to all other PubCo obligations. Funding occurred concurrently with the closing of the HTC Financing.

On May 27, 2026, Voyager, PubCo and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement (the “LPC Purchase Agreement”) and a related registration rights agreement (together, the “LPC Agreements”), pursuant to which Lincoln Park committed to purchase, at PubCo’s sole direction from time to time over a 24-month period, up to an aggregate of $50,000,000 of PubCo Ordinary Shares at market-based purchase prices, subject to certain conditions and limitations, including a 4.99% beneficial ownership cap (increasable to 9.99% upon 61 days’ prior written notice) (the “LPC Financing”). As consideration for Lincoln Park’s commitment, PubCo shall issue to Lincoln Park $750,000 of PubCo Ordinary Shares (the “Commitment Shares”), subject to the occurrence of the Merger Closing. PubCo has the right to terminate the LPC Purchase Agreement at any time after the commencement date with one business day’s prior written notice to Lincoln Park, at no cost or penalty.

On May 27, 2026, Voyager, PubCo and Cantor Fitzgerald & Co. (“CF&CO”) executed a Fee Modification Agreement (the “Fee Modification Agreement”), pursuant to which the parties agreed to modify the payment terms of the $12,045,000 deferred underwriting commission (the “Original Deferred Fee”) owed to CF&CO under the Underwriting Agreement dated August 8, 2024 (the “CF&CO Fee Modification”). Under the Fee Modification Agreement, the Original Deferred Fee was replaced with a modified deferred fee consisting of (i) a cash fee of $1,000,000 ($500,000 payable at the Closing and $500,000 payable on or prior to the one-year anniversary of the Closing) and (ii) $7,000,000 in shares of PubCo common stock (the “CF&CO Fee Shares”), payable in two tranches ($2,300,000 no later than 30 days following the Closing and $4,700,000 no later than 90 days following the Closing), with the number of CF&CO Fee Shares determined based on the greater of $10.00 per share and the five-day VWAP preceding the applicable registration statement filing date. The CF&CO Fee Shares are subject to a lock-up period ending on the earlier of 12 months after the Closing or the consummation of a subsequent transaction resulting in a liquidity event for stockholders. In the event of a default by PubCo under the Fee Modification Agreement, CF&CO may elect to receive the entire Original Deferred Fee in cash, less amounts previously paid or the fair market value of any freely tradeable CF&CO Fee Shares previously received.

Certain amounts that appear in this Report may not sum due to rounding.

DEFINED TERMS

In this Report:

“Acquisition Closing” means the closing of the transactions contemplated by the Business Combination Agreement with respect to the Acquisition Merger.

“Acquisition Closing Date” means the day on which the Acquisition Closing occurs.

“Acquisition Effective Time” means the time at which the Acquisition Merger has been registered with the respective commercial register.

“Acquisition Merger” means, pursuant to the Business Combination Agreement, Veraxa Biotech AG’s merger with and into PubCo, with PubCo as the surviving entity in the merger.

“Adjournment Proposal” means the proposal to be considered at the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by SPAC that more time is necessary or appropriate to approve one or more proposals at the extraordinary general meeting.

“Assignment, Assumption and Amendment Agreement” means the assignment, assumption and amendment agreement to be executed on or prior to the Initial Closing, by and among PubCo, SPAC and the warrant agent thereunder.

“Business Combination” means the total of the Initial Merger, Acquisition Merger, and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” or “BCA” means the Business Combination Agreement dated April 22, 2025, by and among SPAC, the Company, the Company Shareholder Representative, and, by joinder executed and delivered prior to the Initial Merger, each of PubCo and Merger Sub, as amended on October 18, 2025 and as further amended on February 2, 2026.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the other transactions contemplated therein.

“Closing” means the closing of the Business Combination.

“Closing Date” means the day on which the Closing occurs.

“Company” or “PubCo” means Veraxa Biotech Holding AG, a public limited company duly organized, validly existing, and in good standing under the Laws of Switzerland.

“Company Articles” means the amended and restated articles of association of PubCo to be adopted by PubCo in accordance with Swiss Law prior to the Closing of the Business Combination, as may be further amended and/or restated from time to time.

“Company Ordinary Shares” means the ordinary shares of Company, par value CHF 100/11325 per share.

“Company Warrants” means the warrants to acquire Company Ordinary Shares, issued pursuant to the Assignment, Assumption and Amendment Agreement.

“Contribution Agent” means the agent appointed by PubCo and SPAC to effect the SPAC Reorganization.

“Earnout Shares” means the 5,000,000 Company Ordinary Shares the Veraxa Shareholders have the right to receive during each of the three fiscal years after the Closing Date, subject to conditions in the Business Combination Agreement and in accordance with applicable Swiss Laws.

“EU” means the European Union.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” or “U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Initial Closing” means the closing of the transactions contemplated by the Business Combination Agreement with respect to the Initial Merger.

“Initial Closing Date” means the day on which the Initial Closing occurs.

“Initial Merger” means, pursuant to the Business Combination Agreement, SPAC’s merger with and into Merger Sub, with Merger Sub as the surviving company in the merger and continuing as a wholly owned Subsidiary of PubCo.

“Initial Merger Effective Time” means the time at which the Initial Merger has been registered with the Registrar of Companies of the Cayman Islands.

“Initial Merger Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Initial Merger and the Plan of Initial Merger.

“Initial Shareholders” means the holders of the Founder Shares.

“IPO” means an initial underwritten public offering and sale of a company’s equity securities.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil Law and equity.

“Mergers” means the Initial Merger and the Acquisition Merger together.

“Merger Sub” means Veraxa Cayman Merger Sub, an exempted company limited by shares incorporated under the Laws of the Cayman Islands and a direct wholly owned Subsidiary of PubCo.

“Merger Sub Shares” means the shares of Merger Sub issued to the Contribution Agent as part of the Initial Merger.

“Nasdaq” means the Nasdaq Global Market.

“Nominee Shareholder” means Sponsor.

“NTA Amendment Proposal” means the proposal to be considered at the extraordinary general meeting to approve the amendment to the SPAC Articles to remove the limitation that prevents the SPAC from redeeming SPAC Public Shares if such redemption would cause the SPAC to have net tangible assets of less than $5,000,001.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Plan of Initial Merger” means the plan of merger in respect of the Initial Merger.

“Proposals” means together the Business Combination Proposal, Initial Merger Proposal, NTA Amendment Proposal, Advisory Organizational Documents Proposal and Adjournment Proposal.

“Record Date” means February 13, 2026 the record date for the extraordinary general meeting.

“Registration Rights Agreement” means the Registration Rights Agreement by and among PubCo, SPAC and certain Company Shareholders, to be entered into prior to Closing and to be effective as of the Acquisition Closing.

“SEC” means the U.S. Securities and Exchange Commission

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholder Support Agreements” means the Shareholder Voting, Support and Lock-Up Agreements, executed concurrently with the Business Combination Agreement, by and among the Company and certain Company Shareholders.

“SPAC” means Voyager Acquisition Corp., a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

“SPAC Articles” means the amended and restated memorandum of association of SPAC, as adopted by special resolution, dated as of May 31, 2024, as amended or restated from time to time.

“SPAC Class A Ordinary Shares” means the Class A ordinary shares of SPAC, par value $0.0001 per share, trading on Nasdaq under the symbol VACH.

“SPAC Class B Ordinary Shares” means the Class B ordinary shares of SPAC, par value $0.0001 per share.

“SPAC IPO” means SPAC’s initial public offering of SPAC Units, consummated on August 8, 2024.

“SPAC Ordinary Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Private Warrants” means the warrants purchased in the SPAC private placement.

“SPAC Public Shares” means the shares of SPAC Class A Ordinary Shares sold as part of the SPAC Units in the SPAC IPO.

“SPAC Public Warrants” means the SPAC warrants sold as part of the SPAC Units in the SPAC IPO.

“SPAC Reorganization” means (i) the transfer of Company Ordinary Shares by the Nominee Shareholder to the Contribution Agent; (ii) the Initial Merger; (iii) the contribution of Merger Sub Shares by the Contribution Agent to PubCo as a contribution to the capital contribution reserves of PubCo and (iv) the transfer of the Company Ordinary Shares by the Contribution Agent to the SPAC Shareholders.

“SPAC Shareholder” means a holder of any SPAC Ordinary Shares.

“SPAC Unit” means units of SPAC, each unit comprising one share of Class A Ordinary Share and one half of one SPAC Warrant.

“SPAC Warrant Agreement” means the warrant agreement, by and between SPAC and Continental Stock Transfer & Trust Company, entered into August 8, 2024.

“SPAC Warrants” means, together, the SPAC Public Warrants and SPAC Private Warrants.

“Sponsor” means Voyager Acquisition Sponsor Holdco LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the Sponsor Support Agreement, executed concurrently with the BCA, by and among the Company, SPAC and Sponsor, as amended on February 2, 2026.

“Subsidiary” means, with respect to a Person, an entity of which a majority of both the economic interests and voting interests is owned, directly or indirectly, by such Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Swiss Law” means all federal, state, or local Laws applicable in Switzerland, as amended from time to time.

“Tax” or “Taxes” means all federal, state, local, foreign or other Taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated Taxes, and including any interest, penalty, or addition thereto, and any liability therefor as a transferee or successor, as a result of Treasury Regulations Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, and in each case, whether disputed or not.

“Tax Returns” means all U.S. federal, state, local, provincial and non-U.S. returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes.

“Transaction Documents” means, collectively, the Business Combination Agreement, the Indemnity Escrow Agreement (as defined in the Business Combination Agreement), the Sponsor Support Agreement, the Shareholder Support Agreements, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, and any other agreements, documents, certificates or filings made or entered into or delivered pursuant thereto.

“Transactions” means, collectively, the Initial Merger, the Acquisition Merger and each of the other transaction contemplated by the Business Combination Agreement and any of the other Transaction Documents.

“Trust Account” means the trust account described in the Trust Agreement.

“Trust Agreement” means the investment management trust agreement entered into August 8, 2024, by and among SPAC and Continental Stock Transfer & Trust Company.

“U.S.” means the United States of America.

“USPTO” means the United States Patent and Trademark Office.

“VERAXA Biotech GmbH” means VERAXA Biotech GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) validly existing under the Laws of Germany and a wholly owned Subsidiary of the Company.

“Veraxa Shares” means the ordinary shares of Veraxa Biotech AG prior to the Acquisition Merger and any other equity securities of any Subsidiary of Veraxa Biotech AG.

“Veraxa Shareholders” means any holder of any Veraxa Shares prior to the Acquisition Merger.

“Veraxa Shareholders’ Approval” means the vote of the Veraxa Shareholders necessary to approve and adopt the Business Combination Agreement and the transactions contemplated therein.

“Working Capital Loans” means the loans, if any, that may be provided to SPAC by the Sponsor, members of SPAC’s founding team or any of their Affiliates in order to finance SPAC’s transaction costs in connection with the Business Combination.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our Executive Management and of our Board of Directors (the “Board”) upon the consummation of the Business Combination are set forth in the Prospectus, in the section entitled “Management and Executive Compensation,” which is incorporated herein by reference. The general meeting of shareholders elected Oliver R. Baumann, Dr. Christoph Antz, Marc Grüninger, Warren Hosseinion and Christoph Ziegler to the Board, effective as of the election at the Acquisition Closing Date. The business address for each of the Company’s directors and officers is Talacker 35, 8001 Zurich, Switzerland.

B.	Advisors

Duane Morris LLP, 901 New York Avenue N.W., Suite 700 East, Washington, DC 20001-4795, and Walder Wyss Ltd., Seefeldstrasse 123, P.O. Box, 8034 Zurich, Switzerland, have acted as U.S. and Swiss counsel, respectively, for Veraxa and will act as counsel to the Company following the Closing.

C.	Auditors

WithumSmith+Brown, PC acted as SPAC’s independent registered public accounting firm for the years ended December 31, 2025 and 2024.

Grassi & Co., CPAs, P.C. acted as Veraxa’s independent registered public accounting firm for the years ended December 31, 2025 and 2024.

Grassi & Co., CPAs, P.C. acted as PubCo’s independent registered public accounting firm for the period from June 25, 2025 (inception) through December 31, 2025.

Grassi & Co., CPAs, P.C. has been appointed as the independent registered public accounting firm of the Company following the Business Combination.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2025, after giving effect to the Business Combination and the High Trail Financing. This table should be read together with the unaudited pro forma condensed combined financial information of the Company, which is attached hereto as Exhibit 15.1.

(CHF) in thousands
Senior Secured Note, net	18,583
Warrant liabilities	4,660
Noncurrent lease liabilities	884
Notes payable – related parties	1,000
Current lease liabilities	257
Total indebtedness	25,384

Shareholders’ Equity
PubCo ordinary shares	1,210
PubCo treasury shares	(7)
Shares to be issued	5,549
Accumulated deficit	(187,738)
Capital reserves	154,644
Other reserves	(292)
Total shareholders’ equity	(26,634)
Total capitalization	(1,250)

Prior to the Closing, 25,217,315 SPAC Class A Ordinary Shares, par value $0.0001 per share, of SPAC were redeemed by the holders for an aggregate redemption payment of approximately $273,033,056.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Prospectus in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

PubCo, the legal entity named Veraxa Biotech Holding AG, was incorporated under the laws of Switzerland on June 25, 2025 as a stock corporation (Aktiengesellschaft) solely for the purpose of effectuating the Business Combination, which was consummated on June 10, 2026. See “Explanatory Note” for further details about the Business Combination. See also a description of the material terms of the Business Combination as described in the Prospectus in the section entitled, “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement.” Prior to the Business Combination, PubCo owned no material assets other than its interest in Merger Sub, which was formed in connection with the Business Combination, and does not operate any business.

Veraxa Biotech AG is a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland. The Company was incorporated on December 2, 2020. As a holding company, it owns 100% of the shares in VERAXA Biotech GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) validly existing under the laws of Germany.

VERAXA Biotech GmbH was formed on May 21, 2021 pursuant to a contribution and merger agreement with Araxa Bioscience GmbH and Velabs Therapeutics GmbH, with VERAXA Biotech GmbH as the surviving company in the transaction. Pursuant to this transaction, the Company acquired the technology of Araxa (technology for the modulation and development of antibodies) and the technology of Velabs (droplet-based microfluidic screening technology). As part of the contribution, 100% of the shares in both Velabs and Araxa were contributed in exchange for CHF 11.5 million shares of the Company.

On December 29, 2023, the Company acquired all shares in Synimmune GmbH, a spin-off of the Department of Immunology at the University of Tübingen. Synimmune was active in the field of innovative and effective anti-tumor antibodies for the treatment of patients with life-threatening diseases specializing in so-called rare hematopoietic malignancies. As part of this acquisition, the Company acquired its pipeline antibody VX-A901 (formerly called FLYSIN), which has successfully completed a Phase I clinical trial for the treatment of acute myeloid leukemia.

In 2024, the Company completed an exclusive in-licensing of the “Hemibody” platform from Würzburg-based biotech company Cherry Biolabs GmbH. The Hemibody platform is the immature precursor of the Company’s proprietary BiTAC-TCE platform, and after such in-licensing, the Company consequently transformed into an oncology-focused biotechnology and clinical drug development company.

Since inception, the Company has raised the capital needed to support the advancement of its technologies and programs. All research and development activities of the Company are carried out by its wholly owned Subsidiary, VERAXA Biotech GmbH, based in Heidelberg, Germany.

See Item 5 for a discussion of Veraxa’s principal capital expenditures and divestitures for the years ended December 31, 2025 and 2024. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The principal place of business and mailing address of the Company is Talacker 35, 8001 Zurich, Switzerland and its telephone number is (205) 778-6396. The Company’s principal website address is www.veraxa.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Company Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. The Company is also an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the Closing, Veraxa Biotech AG merged with and into PubCo, with PubCo as the surviving company.

Information regarding the business of Veraxa is included in the Prospectus in the sections entitled “Information About the Company,” which is incorporated herein by reference, except that (i) the intellectual property disclosures set forth in the section entitled “Intellectual Property” in the Prospectus are superseded in their entirety by the updated intellectual property disclosures provided directly below and (ii) the Company Management’s Discussion and Analysis of Financial Condition and Results of Operation is presented directly in Item 5 of this Report and is not incorporated by reference.

Intellectual Property

The following tables set forth the Company’s patents, trademarks, and intellectual property.

Patents

The tables below provide an overview of our patents:

Title: MICROFLUIDIC DROPLET DETECTION AND SORTING
Description: Relevant for VERAXA’s Hitmaster and microfluidics-based antibody screening technology. This patent describes a microfluidic system for detecting and sorting droplets that contain particles labeled with detectable markers. The system identifies droplets based on the presence and intensity of these markers and directs them into different channels for sorting. The method also enables quantitative binding assays, supporting high-throughput applications such as single-cell analysis, drug screening, and diagnostics
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date
BHIP-C22-01-WOCA	Canada	CA2984045	4/29/16	Granted	4/29/36
BHIP-C22-01-WOCN	China	CN107810413	4/29/16	Granted	4/29/36
BHIP-C22-01-WOEP	Europe	EP3289362	4/29/16	Granted (Opposition rejected; in Appeal)*	4/29/36
BHIP-C22-01-WOEPHK	Hong Kong	HK1251660	4/29/16	Granted	4/29/36
BHIP-C22-01-WOIL	Israel	IL255260	4/29/16	Granted	4/29/36
BHIP-C22-01-WOIN	India	IN364123	4/29/16	Granted	4/29/36
BHIP-C22-01-WOJP	Japan	JP6851982	4/29/16	Granted	4/29/36
BHIP-C22-01-WOUS	USA	US10710078	4/29/16	Granted	4/29/36

*	Validated in AT, BE, CH, CZ, DE, DK, ES, FR, GB, IE, IT, LU, NL, PT and SE

Title: MICROFLUIDIC ANALYSIS OF LIGAND INDUCED CELL EXPRESSION
Description: Relevant for VERAXA’s Hitmaster and microfluidics-based antibody screening technology. This patent describes a microfluidic system that analyzes cellular responses to ligands at the single-cell level. By encapsulating individual cells in microdroplets and exposing them to specific ligands, the system can detect and quantify changes in gene expression. This method enables high-throughput, quantitative binding assays, facilitating applications in drug discovery and cellular biology research.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-02-WOCA	Canada	CA3011349	1/13/17	Granted	1/13/37
BHIP-C22-02-WOCN	China	CN108778508	1/13/17	Granted	1/13/37
BHIP-C22-02-WOEP	Europe	EP3402596	1/13/17	Pending	1/13/37
BHIP-C22-02-WOEPHK	HongKong	HK40000713	1/13/17	Pending	1/13/37
BHIP-C22-02-WOJP	Japan	JP7179329	1/13/17	Granted	1/13/37
BHIP-C22-02-WOUS	USA	US12083512	1/13/17	Granted	1/13/37

Title: MICROFLUIDIC SORTING DEVICES AND METHODS
Description: Relevant for VERAXA’s Hitmaster and microfluidics-based antibody screening technology. This patent presents a microfluidic system designed for high-precision sorting of particles or cells within fluid streams. The system utilizes electrode pairs to generate electric fields that direct particles into specific branches of microfluidic channels based on their properties. This technology enables quantitative binding assays and supports applications in diagnostics, drug discovery, and cellular analysis.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-03-WOEP	Europe	EP3515598	9/20/17	Pending	9/20/17
BHIP-C22-03-WOEPHK	Hong Kong	HK40011276	9/20/17	Pending	9/20/17
BHIP-C22-03-WOUS	USA	US11524294	9/20/17	Granted	6/26/38
BHIP-C22-03-WOUS2	USA	US12179202	9/20/17	Granted	11/03/37

Title: UNNATURAL AMINO ACIDS COMPRISING A CYCLOOCTYNYL OR TRANS-CYCLOOCTENYL ANALOG GROUP AND USES THEREOF
Description: Relevant for VERAXA’s tetrazin-based click chemistry for ADC payload conjugation. This patent describes the use of unnatural amino acids containing a cyclooctynyl or trans-cyclooctenyl head group, which can be incorporated into a protein. These unnatural amino acids can be linked covalently to azide, nitrile oxide, nitrone, diazocarbonyl or tetrazine moieties.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date
BHIP-C22-04-WOCA	Canada	CA2826041	3/12/12	Granted	2/03/32
BHIP-C22-04-WOUS	USA	US9085514	3/12/12	Granted	3/28/32
BHIP-C22-04-WOJP	Japan	JP 5951644	3/12/12	Granted	2/03/32
BHIP-C22-04-WOJP2	Japan	JP 6263227	3/12/12	Granted	2/03/32
BHIP-C22-04-WOEP	Europe	EP 2670767	3/12/12	Granted*	2/03/32
BHIP-C22-04-WOEP2	Europe	EP 3279211	3/12/12	Granted**	2/03/32

*	Validated in AT, BE, CH, DE, DK, ES, FR, GB, IE, IT, NL and SE
**	Validated in CH, DE, FR, and GB

Title: MULTIPLE CYCLOADDITION REACTIONS FOR LABELING OF MOLECULES
Description: Relevant for VERAXA’s tetrazin-based Click chemistry for ADC payload conjugation with genetic code expansion technology. This patent describes the sequential conjugation of two non-canonical amino acids using bioorthogonal click chemistry enabling double labeling of the same protein. The first reaction occurs between a dienophile containing a trans-cyclooctenyl group and an alkyl-substituted tetrazine. The second click reaction comprises the covalent bond between a dienophile bearing a cyclooctynyl moiety and a tetrazine. The alkyl-substituted tetrazine prefers the reaction with the trans-cyclooctenyl containing non canonical amino acid, therefore enabling a site-specific and site-directed conjugation of the molecule.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-05-WOEP	Europe	EP3094977	1/14/15	Granted	1/14/35
BHIP-C22-05-WOJP	Japan	JP6479022	1/14/15	Granted	1/14/35
BHIP-C22-05-WOUS	USA	US10519101	1/14/15	Granted	4/01/35
BHIP-C22-05-WOCA	Canada	CA2936615	1/14/15	Granted	1/14/35

*	Validated in CH, DE, DK, ES, FR, GB, IE, IT and SE

Title: ARCHAEAL PYRROLYSYL TRNA SYNTHETASES FOR ORTHOGONAL USE
Description: Relevant for VERAXA’s ADC payload conjugation with genetic code expansion technology. This invention describes the addition of a nuclear export signal to the Pyrrolysyl tRNA synthetase and the benefit for genetic code expansion. It includes the sequences of this synthetase as well as he corresponding tRNA, which can be used to incorporate non-canonical amino acids in a protein utilizing a eukaryotic expression host.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-06WOEP	Europe	EP3526338	10/13/17	Pending	10/13/17
BHIP-C22-06WOAU	Australia	AU2017342062	10/13/17	Granted	10/13/17
BHIP-C22-06WOJP	Japan	JP 7277361	10/13/17	Granted	10/13/17
BHIP-C22-06WOCN	China	CN110062808	10/13/17	Pending	10/13/17
BHIP-C22-06WOCA	Canada	CA3039334	10/13/17	Pending	10/13/17
BHIP-C22-06WOUS	USA	US11492608	10/13/17	Granted	3/23/39
BHIP-C22-06WOUS2	USA	US17/954,097	10/13/17	Pending	10/13/17

Title: MEANS AND METHODS FOR PREPARING ENGINEERED TARGET PROTEINS BY GENETIC CODE EXPANSION IN A TARGET PROTEIN-SELECTIVE MANNER
Description: Relevant for VERAXA’s genetic code expansion technology. This patent describes the incorporation of a non-canonical amino acid into a protein in a selective manner. The mRNA of the protein contains a special sequence which guides the mRNA in the cell to a specific locus where synthetase, tRNA and an assembler fusion protein come to near proximity. This system allows for efficient incorporation of non-canonical amino acids into the protein spatial separated from the normal protein translation machinery.
BHIP Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-07WOHK	HongKong	HK40066164	2/14/20	Granted	2/14/40
BHIP-C22-07WOEP	Europe	EP3924365	2/14/20	Granted*	2/14/40
BHIP-C22-07WOEP-2	Europe	EP25207252.5	2/14/20	Pending	2/14/40
BHIP-C22-07WOIL	Israel	IL285405	2/14/20	Pending	2/14/40
BHIP-C22-07WOIN	India	IN202117035048	2/14/20	Pending	2/14/40
BHIP-C22-07WOJP	Japan	JP2022521049	2/14/20	Granted	2/14/40
BHIP-C22-07WOJP-2	Japan	JP2025025264	2/14/20	Pending	2/14/40
BHIP-C22-07WOCN	China	CN113727993	2/14/20	Pending	2/14/40
BHIP-C22-07WOCA	Canada	CA3129336	2/14/20	Pending	2/14/40
BHIP-C22-07WOUS	USA	US17/426,338	2/14/20	Pending	2/14/40

*	Validated in AT, BE, CH, DE, FR, GB, IE, NL and SE

Title: ARCHAEAL PYRROLYSYL TRNA SYNTHETASES FOR ORTHOGONAL USE
Description: Relevant for VERAXA’s genetic code expansion technology. This invention shows the efficacy enhancement for the genetic code expansion technology by using a synthetase and tRNA in combination with a ribozyme. The patent describes in addition the inducible expression of synthetase as well as the tRNA-ribozyme construct based on a T7 promoter in eukaryotic cells.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-08WOAU	Australia	AU2021222340	2/18/21	Pending	2/18/41
BHIP-C22-08WOCA	Canada	CA3167467	2/18/21	Pending	2/18/41
BHIP-C22-08WOCN	China	CN115485380	2/18/21	Pending	2/18/41
BHIP-C22-08WOEP	Europe	EP4107263	2/18/21	Pending	2/18/41
BHIP-C22-08WOHK2	HongKong	HK40087320	2/18/21	Pending	2/18/41
BHIP-C22-08WOKR	South Korea	KR20220149807	2/18/21	Pending	2/18/41
BHIP-C22-08WOJP	Japan	JP7742353	2/18/21	Granted	2/18/41
BHIP-C22-08WOUS	USA	US17/800,806	2/18/21	Pending	2/18/41

Title: HYDROPHILIC TETRAZINE-FUNCTIONALIZED PAYLOADS FOR PREPARATION OF TARGETING CONJUGATES
Description: Fundamentally relevant for VERAXA’s tetrazin-based Click chemistry. This patent describes a hydrophilic payload platform based on phosphonate bearing tetrazines for click chemistry bioconjugation. A broad variety of toxins and linkers is covered under this substance matter patent. The platform facilitates bioconjugation processes, leads to reduced aggregation, a favorable pharmacokinetic profile of the ADC and quantitative conjugation.
BHIP Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-09WOEP	Europe	EP4444356	12/8/22	Pending	12/8/42
BHIP-C22-09WOUS	USA	US 18/716,887	12/8/22	Pending	12/8/42
BHIP-C22-09WOCN	China	CN118574641	12/8/22	Pending	12/8/42
BHIP-C22-09WOKR	South Korea	JP2024546769	12/8/22	Pending	12/8/42
BHIP-C22-09WOJP	Japan	JP 2024-534520	12/8/22	Pending	12/8/42
BHIP-C22-09WOCA	Canada	CA3239713	12/8/22	Pending	12/8/42
BHIP-C22-09WOAU	Australia	AU20220404647	12/8/22	Pending	12/8/42

Title: NOVEL AMINOACYL-TRNA SYNTHETASE VARIANTS FOR GENETIC CODE EXPANSION IN EUKARYOTES
Description: Relevant for VERAXA’s genetic code expansion technology. This patent describes a novel synthetase variant, which enables enhanced incorporation of bulky non-canonical amino acids, like trans-cyclooctene derivatives and the covalent bonding of theses ncAAs with conjugation partners.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-10WOCA	Canada	CA3230774	9/5/22	Pending	9/5/42
BHIP-C22-10WOCN	China	CN118339280	9/5/22	Pending	9/5/42
BHIP-C22-10WOEP	Europe	EP4399283	9/5/22	Pending	9/5/42
BHIP-C22-10WOJP	Japan	JP2024532537	9/5/22	Pending	9/5/42
BHIP-C22-10WOKR	South Korea	KR20240099150	9/5/22	Pending	9/5/42
BHIP-C22-10WOUS	USA	US 18/689,286	9/5/22	Pending	9/5/42

Title: IMPROVED ANTIBODY-PAYLOAD CONJUGATES (APCS) PREPARED BY SITE-SPECIFIC CONJUGATION UTILIZING GENETIC CODE EXPANSION
Description: Relevant for VERAXA’s genetic code expansion technology. This patent describes anti-HER2 ADCs generated by introduction of unnatural amino acids via genetic code expansion. Multiple favorable positions for conjugation with, as well as the tetrazine-glucuronide-MMAE payload itself are claimed. The anti-HER2 ADCs perform better than current benchmarks and show complete stability and beneficial pharmacokinetics.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-11EP4	Europe	EP4186529	9/27/22	Granted*	9/27/42
BHIP-C22-11WOEP	Europe	EP4437005	11/24/24	Pending	11/24/44
BHIP-C22-11WOAU	Australia	AU2022395626	11/24/24	Pending	11/24/44
BHIP-C22-11WOCN	China	CN118613508	11/24/24	Pending	11/24/44
BHIP-C22-11WOCA	Canada	CA3238627	11/24/24	Pending	11/24/44
BHIP-C22-11WOKR	South Korea	KR20240105469	11/24/24	Pending	11/24/44
BHIP-C22-11WOJP	Japan	JP2024543916	11/24/24	Pending	11/24/44
BHIP-C22-11WOUS	USA	US 18/713,445	11/24/24	Pending	11/24/44

*	Validated in AU, BE, CH, DE, DK, ES, FR, GB, IE, IT, NL and SE

Title: HYDROPHILIC TRANS-CYCLOOCTENE (HYTCO) COMPOUNDS, CONSTRUCTS AND CONJUGATES CONTAINING THE SAME
Description: Relevant for VERAXA’s VX-A902 candidate. This patent describes novel trans-cyclooctene compounds that are stable against isomerization under physiological conditions and their use for preparing bioconjugates, especially ADCs via click chemistry. This substance matter patent broadly claims our proprietary click chemistry for multiple uses.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date
BHIP-C22-12WOAU	Australia	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOBR	Brasil	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOCA	Canada	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOCN	China	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOEP	Europe	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOHK	HongKong	Not known yet	Not yet filed	Pending	7/25/44
BHIP-C22-12WOIL	Israel	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOIN	India	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOJP	Japan	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOKR	South Korea	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOSG	Singapore	Not known yet	7/25/24	Pending	7/25/44
BHIP-C22-12WOUS	USA	Not known yet	7/25/24	Pending	7/25/44

Title: DUAL ANTIGEN-INDUCED BIPARTITE FUNCTIONAL COMPLEMENTATION
Description: Fundamentally relevant for VERAXA’s in-licensed Hemibody-TCE technology. This patent describes an on-cell reconstitution technology to activate TCEs specifically on the tumor site, thereby increasing the therapeutic index of TCEs.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date or Anticipated Expiration Date (if pending)
BHIP-C22-13WOAU	Australia	AU2013208895	1/14/13	Granted	1/14/33
BHIP-C22-13WOBR	Brasil	BR112014017182	1/14/13	Granted	1/14/33
BHIP-C22-13WOCA	Canada	CA2861003	1/14/13	Granted	1/14/33
BHIP-C22-13WOCN	China	CN104159923	1/14/13	Granted	1/14/33
BHIP-C22-13WOEARU	Russia (EA)	RU033947	1/14/13	Granted	1/14/33
BHIP-C22-13WOEP3	Europe	EP3907241	1/14/13	Pending	1/14/33
BHIP-C22-13WOIL	Israel	IL233566	1/14/13	Granted	1/14/33
BHIP-C22-13WOIN	India	IN418167	1/14/13	Granted	1/14/33
BHIP-C22-13WOJP	Japan	JP6408915	1/14/13	Granted	1/14/33
BHIP-C22-13WOKR	South Korea	KR10-2100817	1/14/13	Granted	1/14/33
BHIP-C22-13WOMX	Mexico	MX359411	1/14/13	Granted	1/14/33
BHIP-C22-13WOSG	Singapore	SG11201403997	1/14/13	Granted	1/14/33
BHIP-C22-13WOUS2	USA	US11427644	1/14/13	Granted	8/24/34
BHIP-C22-13WOZA	South Africa	ZA2014/05658	1/14/13	Granted	1/14/33

Title: RECOMBINANT ANTIBODY MOLECULE AND ITS USE FOR TARGET CELL RESTRICTED T CELL ACTIVATION
Description: Fundamentally relevant for VERAXA’s in-licensed Hemibody technology. This patent describes an additional format and CD3 binders to conditionally reconstitute active TCEs on the surface of tumor cells.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date
BHIP-C22-14WOEP	Europe	EP3180361	8/11/15	Granted*	8/11/35

*	Validated in BE, CH, DE, DK, ES, FR, GB, IE, IT and SE

Title: SPECIFIC DOSAGE REGIMEN FOR HEMIBODY THERAPY
Description: Relevant for VERAXA’s BiTAC-TCE technology. This patent describes an administration scheme of hemibodies that considers a differential expression of two targets on tumor cells.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-15WOEP	Europe	EP3759135	12/21/18	Pending	12/21/38
BHIP-C22-15WOUS2	USA	US18/970,005	12/21/18	Pending	12/21/38

Title: RECOMBINANT PROTEINACEOUS BINDING MOLECULES
Description: Fundamentally relevant for VERAXA’s BiTAC-TCE technology. This patent describes a variety of different formats for the hemibody technology.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-16WOEP	Europe	EP4346885	5/27/22	Pending	5/27/42
BHIP-C22-16WOUS	USA	18/564,921	5/27/22	Pending	5/27/42
BHIP-C22-16WOAU	Australia	AU20220281108	5/27/22	Pending	5/27/42
BHIP-C22-16WOCA	Canada	CA3217894	5/27/22	Pending	5/27/42
BHIP-C22-16WOHK	HongKong	HK40106922	5/27/22	Pending	5/27/42

Title: ANTI-FLT3 ANTIBODIES AND METHODS OF USING THE SAME
Description: Fundamentally relevant for VERAXA’s VX-A901. This patent lies in the field of antibodies and relates to FLT3 specific antibodies with a modified Fc region to generate or enhance antibody-dependent cell cytotoxicity (ADCC) as well as methods of using such antibodies.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Expiration Date
BHIP-C22-17WOEP	Europe	EP2516468	12/23/10	Granted*	12/23/30
BHIP-C22-17WOEPHK	HongKong	HK1172910	12/23/10	Granted	12/23/30
BHIP-C22-17WOBR	BR	BR112012015740	12/23/10	Granted	12/23/30
BHIP-C22-17WOCA	CA	CA2785178	12/23/10	Granted	12/23/30
BHIP-C22-17WOCN	CN	CN102770453	12/23/10	Granted	12/23/30
BHIP-C22-17WOEA	EA	EA027502	12/23/10	Granted**	12/23/30
BHIP-C22-17WOIN	IN	IN328198	12/23/10	Granted	12/23/30
BHIP-C22-17WOJP	JP	JP5944831	12/23/10	Granted	12/23/30
BHIP-C22-17WOUS	US	US9023996	12/23/10	Granted	12/23/30

*	Validated in AL, AT, BE, CH, DE, DK, ES, FI, FR, GB, HR, HU, IE, IS, IT, LT, LU, LV, MC, MK, MT, NL, NO, SE and SI
**	Validated in AM, AZ, BY, KG, KZ, MD, RU, TJ and TM

Title: BIPARTITE TARGETING AGENT-PAYLOAD CONJUGATES
Description: Fundamentally relevant for VERAXA’s BiTAC-TCE technology. This patent describes our BiTAC-ADC technology. It claims the concept of dual targeting via different antibodies and release of toxin only via internalization of two components. The concept builds up on so called click-to-release possible with our proprietary click chemistry.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-18WO	WIPO	PCT/EP2026/055663	3/2/26	Pending	3/2/46

Title: IMPROVED ANTI-CD3 ANTIBODIES
Description: Fundamentally relevant for VERAXA’s BiTAC-TCE technology. This patent describes the engineering of a split CD3 interface region to increase the therapeutic index of the BiTAC-TCE technology.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-19WO	WIPO	PCT/EP2025/088272	12/19/25	Pending	12/19/45

Title: IMPROVED SPLIT T CELL ENGAGING ANTIBODIES
Description: Fundamentally relevant for VERAXA’s BiTAC-TCE technology. This patent describes novel formats for the BiTAC-TCE technology with superior functionalities
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-20EP	Europe	EP26165009.7	3/16/26	Pending	3/16/46

Title: NOVEL TCO-FUNCTIONALIZED GLYCAN ENGINEERED IMMUNOGLOBULIN MOLECULES AND NOVEL ANTIBODY PAYLOAD CONJUGATES
Description: Fundamentally relevant for VERAXA’s technology of glycan engineering with tetrazin-based Click chemistry. This patent describes our glycan engineering technology for introduction of trans-cyclooctenes into the native glycan of antibodies for creation of ADCs via click chemistry. This allows stable conjugation and storage and produces ADCs with exceptional efficacy and beneficial pharmacokinetics.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-21WO	WIPO	PCT/EP2025/088925	12/23/25	Pending	12/23/45

Title: IMPROVED PRODUCTION OF SPLIT ANTIBODIES
Description: Fundamentally relevant for VERAXA’s BiTAC-TCE technology. This patent describes antibody optimizations to improve the purity of BiTAC-TCE precursors during production.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-22WO	WIPO	PCT/EP2026/062314	4/29/26	Pending	4/29/46

Title: PREDICTION AND TREATMENT METHODS FOR PATIENTS HAVING A HEMATOLOGY MALIGNANCY
Description: Relevant for VERAXA’s VX-A901 treatment and patient management. This patent describes patient stratification criteria on the basis of certain market genes useful for patient stratification and treatment monitoring.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-23EP	Europe	EP25211422.8	10/27/25	Pending	10/27/45

Title: RECOMBINANT BINDING PROTEINS SPECIFIC FOR EpCAM AND CDH3 TO ENGAGE T-CELLS
Description: VERAXA’s proprietary EpCAMxCDH3 T cell engangers. This patent discloses VERAXA’s proprietary anti-EpCAMxCDH3 T cell engagers, including the molecule that is intended to enter clinical development.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-24EP	Europe	EP26165010.5	3/16/26	Pending	3/16/46

Title: HER3-NEC4 BISPECIFIC ANTIBODY DRUG CONJUGATES
Description: VERAXA’s proprietary HER3xNEC4 BiTACs. This patent discloses VERAXA’s proprietary anti-HER3xNEC4 BiTAC’s, including the molecule that is intended to enter clinical development.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-25EP	Europe	EP26165065.9	3/16/26	Pending	3/16/46

Title: TETRAZINE-FUNCTIONALIZED PYRROLOBENZODIAZEPINE-DIMER PAYLOADS AND CORRESPONDING ANTIBODY PAYLOAD CONJUGATES
Description: Novel PBD-based payloads. This patent describes novel pyrrolobenzodiazepine-dimer payloads that are used in conjunction with VERAXA’s BiTAC platform.
VERAXA Ref.	Country	Patent/appl. number	Filing date	Status	Anticipated Expiration Date
BHIP-C22-26EP	Europe	EP26165019.6	3/16/26	Pending	3/16/46

Trademarks

The tables below provide an overview of our trademarks:

VERAXA (wordmark)
Record ID	Country	Convention	Classes	Status	Appl. Date	Appl. Number	Reg. Number
BHIP-C22-TM-01/EM	EU	EU	5,9,42,44	Registered	12/21/20	018359289	018359289
BHIP-C22-TM-01/US	US	National	1,5,9,10,42,44	Registered	6/21/21	90784943	7282793
BHIP-C22-TM-01/WO	WIPO	IR	5,9,42,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-CN	CN	Madrid	5,9,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-GB	GB	Madrid	5,9,42,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-IN	IN	Madrid	5,9,42,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-JP	JP	Madrid	5,9,42,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-KR	KR	Madrid	5,9,42,44	Registered	6/21/21	1610062	1610062
BHIP-C22-TM-01/WO-NO	NO	Madrid	5,9,42,44	Registered	6/21/21	1610062	1610062

BiTAC (wordmark)
Record ID	Country	Convention	Classes	Status	Appl. Date	Appl. Number	Reg. Number
BHIP-C22-TM-02/DE	DE	National	1,5,9,42,44	Registered	5/27/24	3020241100725	302024110072
BHIP-C22-TM-02/US	US	National	1,5,9,10,42,44	Registered	5/27/24	98569862	728793
BHIP-C22-TM-02/WO	WIPO	IR	5,9,42,44	Registered	11/26/24	1845572	1845572
BHIP-C22-TM-02/WO-CN	CN	Madrid	5,9,42,44	Registered	11/26/24	1845572	1845572
BHIP-C22-TM-02/WO-EM	EU	Madrid	5,9,42,44	Registered	11/26/24	1845572	018359289
BHIP-C22-TM-02/WO-GB	GB	Madrid	5,9,42,44	Registered	11/26/24	1845572	1845572
BHIP-C22-TM-02/WO-IN	IN	Madrid	5,9,42,44	Pending	11/26/24	1845572
BHIP-C22-TM-02/WO-JP	JP	Madrid	5,9,42,44	Pending	11/26/24	1845572
BHIP-C22-TM-02/WO-KR	KR	Madrid	5,9,42,44	Pending	11/26/24	1845572
BHIP-C22-TM-02/WO-NO	NO	Madrid	5,9,42,44	Registered	11/26/24	1845572	1845572

Copyrights

The Company does not own or hold any registered copyrights.

(c)	All Patent, Trademark and Copyright Licenses

Patent, Trademark and Copyright Licenses

The following table summarizes the Company’s material patent, trademark, and copyright license agreements:

1.	Patent, Know-How, and Software License Agreement, dated December 13, 2017, by and among EMBL Enterprise Management Technology Transfer GmbH (“EMBLEM”), Velabs Therapeutics GmbH (now merged into Veraxa Biotech GmbH), European Molecular Biology Laboratory (“EMBL”), and Dr. Christoph Merten.

2.	Patent and Know-How License Agreement (ARAXA), dated 2019, by and among EMBLEM, ARAXA Biosciences GmbH (merged into Veraxa Biotech GmbH via merger with Velabs Therapeutics GmbH), EMBL, and Dr. Edward Lemke.

3.	License Agreement (Cherry Biolabs – Patent License), dated March 30, 2024, by and between Veraxa Biotech GmbH and Cherry Biolabs GmbH.

4.	Research Collaboration and License Option Agreement, dated December 18, 2019, by and between Velabs Therapeutics GmbH and Ares Trading SA (Merck).

5.	License Framework Agreement (Lizenz-Rahmenvertrag), dated May 23, 2019 (as amended December 9, 2019), by and between Velabs Therapeutics GmbH and Alytas Therapeutics GmbH.

6.	Service and License Agreement (Service- und Lizenzvertrag), dated August 6, 2021, by and between Veraxa Biotech GmbH and Ix Therapeutics GmbH.

7.	Material Transfer and License Agreement, dated January 25, 2021, by and between Velabs Therapeutics GmbH and Axxam s.p.A.

8.	Collaboration, License and Supply Agreement, dated September 25, 2020, by and between Velabs Therapeutics GmbH and Suricube GmbH.

9.	Service and License Agreement (Quadira Biosciences), dated May 2021 (as amended November 2023), by and between Veraxa Biotech GmbH and Quadira Biosciences AG.

10.	Framework Agreement (EMBLEM), dated December 20, 2017 (as amended January 1, 2020, July 1, 2021, and September 15, 2022), by and between EMBL Enterprise Management Technology Transfer GmbH (EMBLEM) and Veraxa Biotech GmbH.

C.	Organizational Structure

Upon consummation of the Business Combination, SPAC merged with and into Merger Sub, with Merger Sub as the surviving company of the Initial Merger and a wholly owned Subsidiary of PubCo. Following the Initial Merger, the Contribution Agent contributed the Merger Sub Shares to PubCo as an equity contribution into the capital contribution reserves (Zuschuss in die Kapitaleinlagereserven). Following the consummation of the Initial Merger and the Contribution, Merger Sub distributed all of its assets and liabilities to PubCo as liquidating distributions and was dissolved under the Laws of the Cayman Islands. Not earlier than twenty-four hours following the Initial Merger, Veraxa Biotech AG merged with and into PubCo, with PubCo as the surviving company of the Acquisition Merger, and the separate corporate existence of Veraxa Biotech AG ceased to exist. The organizational structure of the Company after the Mergers is included in the section entitled “Organizational Structure” of the Prospectus and is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding the facilities of Veraxa is included in the Prospectus in the section entitled “Information About the Company—Facilities,” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the Company conducts its business directly and through its wholly owned operating subsidiary, VERAXA Biotech GmbH, based in Heidelberg, Germany. After the Acquisition Merger, Veraxa Biotech AG merged with and into PubCo and ceased to exist.

The discussion and analysis of the financial condition and results of operations of Veraxa for the years ended December 31, 2025 and 2024 is set forth below.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERAXA

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, “its”, “Veraxa”, or the “Company” refer to Veraxa Biotech AG and its subsidiaries prior to the consummation of the Business Combination and, after the consummation of the Business Combination, New Veraxa and its subsidiaries.

The following discussion and analysis of the financial condition and results of operations of Veraxa includes information that Veraxa’s management believes is relevant to an assessment and understanding of Veraxa’s consolidated results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations together with the audited consolidated financial statements for the years ended December 31, 2025 and 2024, and, together with the respective notes thereto, included elsewhere in this report. This discussion and analysis should also be read together with the unaudited pro forma financial information as of December 31, 2025 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. This discussion contains forward-looking statements reflecting current plans, estimates and assumptions concerning events and financial trends that may affect future operating results or financial position, which involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this report.

Overview

Veraxa Biotech AG (the “Company”), is a Swiss Company, based in Zurich with a focus on antibody therapies in medicine. The Company is an oncology-focused biotechnology Company with a clinical program in acute myeloid leukemia and two proprietary platform technologies that enable the development of new generations of antibody drug conjugates (“ADC”s) and T cell engagers.

Our goal is to establish a sustainable clinical pipeline of novel and differentiated oncology programs geared towards achieving superior efficacy while minimizing the burden of side effects for patients. Our proprietary platform technologies enable the development of new generations of targeted cancer treatments and position us as a pioneer in creating highly effective, targeted antibody-based therapies for cancer patients.

Our goal is to establish a sustainable clinical pipeline of novel and differentiated oncology programs geared towards achieving superior efficacy while minimizing the burden of side effects for patients. With our expertise and capabilities, we develop novel antibody-based drug platforms for the treatment of cancer.

Veraxa History

On February 15, 2021, Araxa Bioscience AG and VeLabs Therapeutics GmbH completed a contribution and merger agreement whereby the technology of ARAXA (technology for the modulation and development of antibodies) was combined with the technology of VeLabs (droplet-based microfluidic screening technology). As part of the contribution, 100% of the shares in both VeLabs and ARAXA were contributed in exchange for CHF 11.5 million shares of the Company. In accordance with IFRS 3 VeLabs was identified as the accounting acquirer based on its activity and size.

On December 29, 2023, the Company acquired all shares in Synimmune GmbH. Synimmune is a spin-off of the Department of Immunology at the University of Tübingen, which active in the field of innovative and effective anti-tumor antibodies for the treatment of patients with life-threatening diseases specializing in so-called rare hematopoietic malignancies. The “drug candidate” is the antibody FLYSIN, which had successfully completed a Phase I clinical trial for the treatment of acute myeloid leukemia (“AML”).

On April 22, 2025, Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with the “Company” and Oliver Baumann, an individual, solely in his capacity as representative for the Company Shareholders. Pursuant to the terms of the Business Combination Agreement, Voyager Acquisition Sponsor Holdco LLC, a Delaware limited liability company (“Sponsor”), will form a public limited company organized under the Laws of Switzerland (“PubCo”), and PubCo will form an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo each, individually, an “Acquisition Entity”).

The Business Combination Agreement provides for, among other things, the following transactions: (i) SPAC will merge with and into Merger Sub, with Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (ii) as soon as practicable, but not less than twenty-four hours following the completion of the Initial Merger, the Company will merge with and into PubCo, with PubCo as the surviving entity in the merger (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination was consummated on June 10, 2026.

On May 5, 2025, the Company and OmniAb entered a strategic joint venture to develop a novel bispecific antibody drug conjugate (‘bsADC’) targeting solid tumors. The collaboration combines the Company’s proprietary technology with OmniAb’s platform to create next-generation cancer therapies. Both companies will jointly own and share future revenues from the resulting bsADC program.

Results of Operations

The following tables set forth our consolidated statement of operations for the years ended December 31, 2025 and 2024, and the dollar and percentage change between the two periods:

	For the years ended December 31,				Change
	2025		2024		(CHF)		Change (%)
Revenue	₣	23,426	₣	-	₣	23,426	100%
Cost of goods sold		(7,965)		-		(7,965)	100%
Gross profit		15,461		-		15,461	100%

General and administrative expenses		(46,922,232)		(17,095,133)		(29,827,099)	174%
Research and development expenses		(10,264,123)		(6,310,608)		(3,953,515)	63%
Sales and marketing expenses		(6,948,456)		(3,635,658)		(3,312,798)	91%
Depreciation and amortization expenses		(2,097,225)		(1,876,482)		(220,743)	12%
Operating loss		(66,216,575)		(28,917,881)		(37,298,694)	129%

Change in fair value of contingent liabilities		(799,168)		(474,538)		(324,630)	68%
Currency exchange gain (loss)		(41,545)		624,154		(665,699)	(107)%
Other income		54,247		14,811		39,436	266%
Finance expenses		(3,552)		(291)		(3,261)	1,121%
Loss before taxes		(67,006,593)		(28,753,745)		(38,252,848)	133%

Tax benefit		392,603		620,774		(228,171)	(37)%
Net loss	₣	(66,613,990)	₣	(28,132,971)	₣	(38,481,019)	137%

Revenue

The Company generated revenue from projects for customers relating to the development, marketing and screening of antibodies. During the year ended December 31, 2025, total revenue was CHF 23,426 compared to nil in the prior year.

Cost of goods sold

Cost of goods sold for the period was CHF 7,965 compared to nil in the prior year. The principal drivers include consists primarily of personnel expenses for scientific staff performing development and data analysis.

General and administrative expenses

General and administrative expenses consist of costs, such as rent or lease costs, legal, audit and accounting services, and other professional fees, marketing costs, stock compensation, as well as personnel-related expenses for employees, executives and contractors.

The following table summarizes our G&A expenses by nature for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
Category	2025		2024		Change
Personnel costs (excluding SBC)	₣	1,011,104	₣	685,163	₣	325,941
Stock-based compensation (SBC)		40,202,216		12,947,193		27,255,023
Other general and administrative expenses		5,708,912		3,462,777		2,246,135
Total G&A expenses	₣	46,922,232	₣	17,095,133	₣	29,827,099

General and administrative expenses increased by CHF 29.8 million. The increase is mainly attributable to an increase in our stock-based compensation expenses of approximately CHF 27.3 million in 2025, for an increase in the fair value of the awards driven primarily by the increase in the stock price input to the valuation model. For the increase, CHF 14.1 million is due to the ESOP which is all taken immediately and CHF 26.2 million is due to the VSOP which is over time. Also contributing to the increase was an increase in our professional consulting and accounting fees of CHF 1.8 million, as well as a CHF 0.3 million increase in salaries.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for employees engaged in R&D activities; costs associated with external consultants and contractors; expenses for design and engineering tools; and other direct and indirect costs incurred in support of our product development efforts. All R&D costs are expensed as incurred.

The following table summarizes our R&D expenses by nature for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
Category	2025		2024		Change
Personnel costs (excluding SBC)	₣	2,834,727	₣	2,718,483	₣	116,244
Stock-based compensation (SBC)		5,514,309		2,062,716		3,451,593
Other R&D expenses		1,915,087		1,529,409		385,678
Total R&D expenses	₣	10,264,123	₣	6,310,608	₣	3,953,515

The 63% increase in R&D expenses for the years ended December 31, 2025 and 2024 increased by CHF 3.5 million primarily relating to our stock-based compensation expenses. This increase relates to an increase in the fair value of the awards driven primarily by the increase in the stock price input to the valuation model. Also contributing to the increase was an increase in the purchase of design and engineering tools.

Currently, the Company does not track research and development expenses by product candidate. This is because our current activities remain in the discovery phase, where resources, personnel and external costs are shared across multiple research efforts and are not yet attributable to specific product candidates in a systematic manner.

Sales and Marketing expenses

Sales and marketing (“S&M”) expenses consist primarily of personnel-related costs, including salaries, benefits, and stock-based compensation for employees engaged in business development, partnership outreach, and corporate marketing activities. In addition, S&M expenses may include costs for participation in industry conferences, travel, promotional activities, and professional services related to commercialization planning.

The following table summarizes our S&M expenses by nature for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
Category	2025		2024		Change
Personnel costs (excluding SBC)	₣	318,489	₣	317,373	₣	1,116
Stock-based compensation (SBC)		6,629,967		3,318,285		3,311,682
Total S&M expenses	₣	6,948,456	₣	3,635,658	₣	3,312,798

The 91% increase in S&M expenses for the years ended December 31, 2025 and 2024 increased by CHF 3.3 million primarily relating to our stock-based compensation expenses. This increase relates to an increase in the fair value of the awards driven primarily by the increase in the stock price input to the valuation model.

Although we have not yet generated product sales, we continue to incur these expenses to build brand awareness, establish relationships with potential customers and partners, and develop future go-to-market strategies.

Depreciation and amortization expenses

Depreciation and amortization consists primarily of depreciation of our IT systems and amortization of our technology. Depreciation and amortization expense for the years ended December 31, 2025 and 2024 was CHF 2.1 million and CHF 1.9 million, respectively.

Change in fair value of earn-out liabilities

Under the Synimmune acquisition agreement, Veraxa agreed to pay additional consideration upon completion of specific milestones. The fair value of the contingent consideration is recorded as a liability on our balance sheet and adjusted at the end of each reporting period based on the estimated probability of occurrence and the time factor. Any changes in fair value of the contingent liability due to assumption adjustments are recorded in the income statement. In 2025, an loss of CHF 0.8 million was recognized in relation to the increase in the fair value of our stock.

Currency exchange gain (loss)

Currency exchange gain (loss) decreased from a gain of CHF 0.6 million for the year ended December 31, 2024 to a loss of CHF 0.04 million for the year ended December 31, 2025. The decrease is directly attributable to the volatility of the Euro.

Other income

Other income was CHF 0.01 million immaterial in 2025, compared to immaterial in 2024. Other income primarily relates to increase in reimbursements received.

Finance Expenses

Finance expenses were immaterial in 2025 and 2024.

Tax Benefit

Income tax benefit of CHF 0.4 million in 2025 and CHF 0.6 million in 2024 resulted mainly from the amortization and impairment of intangible assets and a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base. Unless and until the Company becomes profitable in certain tax jurisdictions, we expect income tax losses and gains will primarily arise from variations of deferred tax assets and liabilities.

Liquidity and Capital Resources

Historically, the Company’s primary sources of liquidity have been cash flows from private fundraising offerings from related parties or other investors and other financing activities to fund operations. For the years ended December 31, 2025 and 2024, the Company reported operating losses of CHF 66,613,990 and CHF 28,132,971, respectively, and negative cash flows used in operations of CHF 9,902,331 and CHF 7,720,393, respectively. As of December 31, 2025, the Company had an aggregate unrestricted cash balance of CHF 1,613,989 a net working capital deficit of CHF 3,729,227, and accumulated deficit of CHF 98,478,340.

The Company’s future capital requirements will depend on many factors, including the timing and extent of spending to support further sales and marketing, and research and development efforts. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through additional equity or debt fundraising activities. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

Subsequent to December 31, 2025, on May 27, 2026, PubCo and the Company entered into a senior secured financing arrangement with High Trail Capital (“HTC”), pursuant to which they issued a senior secured note in the aggregate principal amount of $27.5 million and a related warrant (the “HTC Financing”). The HTC Financing closed on June 15, 2026, and the Company received the related funding proceeds concurrently with the closing.

Also on May 27, 2026, Voyager, PubCo and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement and related registration rights agreement (collectively, the “LPC Agreements”), pursuant to which Lincoln Park committed, subject to certain conditions and limitations, to purchase up to an aggregate of $50.0 million of PubCo Ordinary Shares over a 24-month period at market-based purchase prices (the “LPC Financing”). The LPC Financing provides PubCo with the ability to access additional capital at its discretion, subject to the terms of the LPC Agreements.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with IAS 1, management has considered the Company’s liquidity condition together with the cash proceeds received from, and access to capital provided by, LPC, which closed subsequent to December 31, 2025. Based on this assessment, management has concluded that the Company has sufficient liquidity to fund its planned operations and meet its obligations as they become due for at least the twelve months from the date these consolidated financial statements are available to be issued, and that no substantial doubt exists about the Company’s ability to continue as a going concern.

Cash flows for the years ended December 31, 2025 and 2024

The following table summarizes Veraxa’s cash flows from operating, investing and financing activities for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025		2024
Cash flow used in operating activities	₣	(9,902,331)	₣	(7,720,393)
Cash flow used in investing activities	₣	(437,176)	₣	(120,877)
Cash flow provided by financing activities	₣	6,590,858	₣	1,851,685

Cash flows used in operating activities

Net cash used in operating activities for the year ended December 31, 2025 was CHF 9.9 million compared to CHF 7.7 million for the year ended December 31, 2024, an increase of CHF 2.2 million. The increase was primarily due to an increase in the Company’s operating loss after non-cash items. The cause of the increase in the Company’s operating loss (excluding non-cash stock-based compensation) was a slight increase in cash expenses.

Cash flows used in investing activities

Net cash used in investing activities for the year ended December 31, 2025 was CHF 0.4 million compared to CHF 0.1 million for the year ended December 31, 2024. The increase was primarily related a increase in the purchases of property and equipment.

Cash flows provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was CHF 6.6 million compared to CHF 1.9 million for the year ended December 31, 2024, an increase of CHF 4.7 million. The increase was due to an increase of the issuance of equity instruments to investors in 2025 compared to 2024 as well as loans received from a related party.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our operating and financial review and prospects were derived from our consolidated financial statements in conformity with IFRS as issued by the IASB. The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

●	The Company measures the cost of liability classified share based transactions, including contingent liabilities and Virtual Stock Option Plans (VSOPs), by reference to the fair value of the equity instruments at the date at which they are granted and each subsequent reporting date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

Recently Adopted Accounting Standards

New and amended standards and interpretations are described in Note 2 to our consolidated financial statements included in this report.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of its financials to those of other public companies more difficult.

The Company expects to retain its emerging growth company status until the earliest of:

●	The end of the fiscal year in which its annual revenues exceed $1.2 billion;

●	The end of the fiscal year in which the fifth anniversary of its public company registration has occurred;

●	The date on which it has issued more than $1.0 billion in non-convertible debt during the previous three year period; and

●	The date on which it qualifies as a large accelerated filer.

Quantitative and Qualitative Disclosures About Market Risk

For qualitative and quantitative disclosures about market risks including foreign currency risk, interest rate risk, liquidity risk and credit risk, see Note 12 to our consolidated financial statements included in this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of our Executive Management and of our Board, upon the consummation of the Business Combination, are set forth in the Prospectus in the section entitled “Management and Executive Compensation,” which is incorporated herein by reference. Effective as of Closing, the general meeting of shareholders elected Oliver R. Baumann, Dr. Christoph Antz, Marc Grüninger, Warren Hosseinion and Christoph Ziegler to the Board. The biographies of the newly appointed and elected directors are set forth in the section of the Prospectus entitled “Management and Executive Compensation,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Prospectus, in the section entitled “Management and Executive Compensation-Compensation of Directors and Executive Officers,” which is incorporated herein by reference.

Employee Stock Option Plan

In September 2021, the Board approved the Employee Stock Option Plan (the “ESOP”) as a one-off plan pursuant to which select eligible participants are directly allowed to purchase a specific number of common shares at a purchase price determined by the Board of Directors. Participants pay the par value of the common shares in cash. The terms of the ESOP are set forth in the Prospectus in the section titled “Management and Executive Compensation—Equity Incentive Plans—Employee Stock Option Plan,” which is incorporated herein by reference.

Virtual Stock Option Plan

The Board adopted a virtual stock option plan (the “VSOP”) in April 2021, which was subsequently amended and restated by board resolution on March 6, 2025. The VSOP is designed to provide members of the Board of Directors, employees of the Company and its Subsidiaries, and selected advisors with a contractual right to share in the economic value created by the Company, without conferring actual equity ownership or any shareholder rights. Under the VSOP, participants are granted virtual options structured as stock appreciation rights, which entitle the holder to receive cash payments equal to the appreciation in value of a notional share above a base amount, subject to the plan terms. Virtual options do not entitle participants to acquire actual shares, vote, or exercise shareholder rights, and do not dilute the Company’s share capital. Virtual options generally vest over three years, with one-third vesting after twelve months and the remainder vesting in equal monthly installments over the following twenty-four months, subject to continued service. Each virtual option has a maximum term of ten years from the grant date. The terms of the VSOP are set forth in the Prospectus in the section titled “Management and Executive Compensation—Equity Incentive Plans—Virtual Stock Option Plan,” which is incorporated herein by reference.

Additional Incentive Plan

On April 4, 2025, the Board approved an additional incentive plan for directors, executive management, and advisors. This plan supplements the VSOP by providing both cash payments and additional VSOP share grants tied to the achievement of defined financing milestones, including minimum thresholds for cross-financing, an initial public offering, and private investment in public equity (PIPE) transactions. Under this incentive structure, pre-assigned VSOP shares vest monthly over twelve months, additional VSOP shares and cash payments become payable upon satisfaction of key financing events, and vesting is conditional on continued service during the applicable period. The incentive plan is intended to further align the interests of key stakeholders with the Company’s financing strategy and growth objectives. The terms of the Additional Incentive Plan are set forth in the Prospectus in the section titled “Management and Executive Compensation—Equity Incentive Plans—Additional Incentive Plan,” which is incorporated herein by reference.

Conditional Capital for Employee and Advisory Options

The Company Articles provide that the Company’s share capital may be increased by a maximum amount of CHF 120,376 through the issuance of not more than 13,632,582 registered common shares with a par value of CHF 100/11325 each by the exercise of option rights granted to employees (including members of the Board of Directors and the Executive Board) and advisors of the Company and/or its subsidiaries. The Board of Directors shall prepare plans for the allocation of such option rights (employee stock option plans). The issue price shall be determined by the Board of Directors and at least correspond to the par value. Such summary and the foregoing description are qualified in their entirety by reference to the text of the Company Articles, a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference.

C.	Board Practices

Information pertaining to Board practices following the Closing is set forth in the Prospectus, in the sections entitled “Management and Executive Compensation” and “Description of PubCo Securities,” which are incorporated herein by reference.

As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may, and intend to, choose to comply with home country (Switzerland) governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of the Nasdaq.

Swiss law does not require that a majority of our Board consist of independent directors. Our Board therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we set up a remuneration committee, we may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the remuneration committee consist of independent directors.

Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders of record at a general meeting of shareholders, and we must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

D.	Board Committees

Our Board has an audit committee and a compensation committee. These committees operate pursuant to our articles of association, organizational regulations and the charter of each respective committee, as applicable. The composition and functioning of all committees comply with all applicable requirements of Swiss law, the Exchange Act, The Nasdaq Global Market and SEC rules and regulations.

Audit Committee

The audit committee consists of Marc Grüninger, Warren Hosseinion and Christoph Ziegler. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Grüninger serves as chairperson of the audit committee. In addition, the audit committee is responsible for overseeing the Company’s corporate accounting and financial reporting process and assisting the Board in monitoring the Company’s financial systems. The Board has determined that Mr. Grüninger, Mr. Hosseinion and Mr. Ziegler satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing rules. Mr. Grüninger qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC implementing Section 407 of SOX, and possesses financial sophistication, as defined under the rules of Nasdaq.

Each of the members of our audit committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. The audit committee is governed by a charter that complies with applicable Nasdaq rules. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	assist the Board in the oversight of (1) the accounting and financial reporting processes of PubCo and the audits of the financial statements of PubCo, (2) the preparation and integrity of the financial statements of PubCo, (3) the compliance by PubCo with financial statement and regulatory requirements, (4) the performance of PubCo’s internal finance and accounting personnel and its independent registered public accounting firm, and (5) the qualifications and independence of PubCo’s independent registered public accounting firm;

●	review with each of the internal auditors and independent registered public accounting firm the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;

●	review and discuss with management and internal auditors PubCo’s system of internal control and discuss with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to its attention during the conduct of its audit;

●	review and discuss with management, internal auditors and the independent registered public accounting firm PubCo’s financial and critical accounting practices, and policies relating to risk assessment and management;

●	receive and review reports of the independent registered public accounting firm discussing (1) all critical accounting policies and practices to be used in the independent registered public accounting firm’s audit of PubCo’s financial statements, (2) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm, and (3) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

●	review and discuss with management and the independent registered public accounting firm the annual and quarterly financial statements and section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” of PubCo prior to the filing of PubCo’s Annual Report on Form 20-F;

●	review, or establish, standards for the type of information and the type of presentation of such information to be included in, earnings press releases and earnings guidance provided to analysts and rating agencies;

●	discuss with management and the independent registered public accounting firm any changes in PubCo’s critical accounting principles and the effects of alternative GAAP methods, off-balance sheet structures and regulatory and accounting initiatives;

●	meet periodically with the Chief Executive Officer, Chief Financial Officer, the senior internal auditing executive and the independent registered public accounting firm in separate executive sessions to discuss results of examinations;

●	review and approve all transactions between PubCo and related parties or affiliates of the officers of PubCo requiring disclosure under Item 7 of Form 20-F prior to PubCo entering into such transactions;

●	establish procedures for the receipt, retention and treatment of complaints received by PubCo regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters;

●	review periodically with PubCo’s management, independent registered public accounting firm and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding PubCo’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

●	establish policies for the hiring of employees and former employees of the independent registered public accounting firm.

Compensation Committee

The compensation committee consists of Oliver Baumann, Marc Grüninger and Christoph Ziegler. The compensation committee shall support the Board of Directors in establishing and reviewing the Company’s compensation principles and guidelines, in preparing the compensation report and in preparing the proposals to the Meeting of Shareholders regarding compensation of the members of the Board of Directors and Executive Board. Mr. Baumann serves as chairperson of the compensation committee. The compensation committee may submit proposals to the Board of Directors in other compensation related issues. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	review the performance of the Chief Executive Officer and executive management;

●	assist the Board in developing and evaluating potential candidates for executive positions (including the Chief Executive Officer);

●	review and approve goals and objectives relevant to the Chief Executive Officer and other executive officer compensation, evaluate the Chief Executive Officer’s and other executive officers’ performance in light of these corporate goals and objectives, and set Chief Executive Officer and other executive officer compensation levels consistent with its evaluation and the company philosophy;

●	approve the salaries, bonus and other compensation for all executive officers;

●	review and approve compensation packages for new corporate officers and termination packages for corporate officers as requested by management;

●	review and discuss with the Board and senior officers plans for officer development and corporate succession plans for the Chief Executive Officer and other senior officers;

●	review and make recommendations concerning executive compensation policies and plans;

●	review and recommend to the Board the adoption of or changes to the compensation of PubCo’s directors;

●	review and approve the awards made under any executive officer bonus plan, and provide an appropriate report to the Board;

●	review and make recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans, and, except as otherwise delegated by the Board, act as the “Plan Administrator” for equity-based and employee benefit plans;

●	approve all special perquisites, special cash payments and other special compensation and benefit arrangements for PubCo’s executive officers and employees;

●	review periodic reports from management on matters relating to PubCo’s personnel appointments and practices;

●	assist management in complying with PubCo’s annual report disclosure requirements;

●	review executive compensation disclosures for inclusion in PubCo’s Annual Report on Form 20-F in compliance with applicable SEC rules and regulations;

●	annually evaluate the committee’s performance and the committee’s charter and recommend to the Board any proposed changes to the charter or the committee; and

●	undertake all further actions and discharge all further responsibilities imposed upon the committee from time to time by the Board, the federal securities laws or the rules and regulations of the SEC.

E.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through its wholly owned subsidiary, Veraxa Biotech GmbH, based on Heidelberg, Germany.

Information pertaining to our employees is set forth in the Prospectus, in the section entitled “Information About the Company — Employees” which is incorporated herein by reference.

F.	Share Ownership

Information about the ownership of Company Ordinary Shares by our directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information about arrangements for involving employees in the capital of the Company is set forth in Item 6.B of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Company Ordinary Shares as of June 10, 2026 immediately following the consummation of the Business Combination by:

●	each person known by PubCo to be the beneficial owner of more than 5% of the Company Ordinary Shares;

●	each of PubCo’s executive officers or directors;

●	all of PubCo’s directors and members of Executive Management as a group.

Except as otherwise noted herein, the number and percentage of Company Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Company Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Company Ordinary Shares which the holder has the right to acquire within 60 days of the Closing Date through the exercise of any option, warrant or any other right.

We have based percentage ownership on 141,407,813 Company Ordinary Shares outstanding as of the Closing Date, June 10, 2026. The table below does not include earn-out shares which are issued and contingently forfeitable and are not deemed to be outstanding.

Name and Address of Beneficial Owners	Number of Shares	Approximate Percentage of Outstanding Shares
Directors and Executive Officers
Dr. Christoph Antz	0	0%
Torsten Buergermeister	0	0%
Dr. Heinz Schwer	0	0%
Oliver R. Baumann	0	0%
David L. Deck	25,502,836	18.03%
Marc Grüninger	0	0%
Warren Hosseinion	700,000	0.49%
Christoph Ziegler	7,932	*
All officers and directors as a group (8 individuals)	26,210,768	18.52%

Five Percent Holders of the Company After Consummation of the Business combination
Gilbert Edgar Schöni	22,539,749	15.90%
European Molecular Biology Laboratory	22,891,235	16.18%
Xlife Sciences AG	23,029,967	16.28%
Voyager Acquisition Sponsor Holdco LLC	4,190,000	2.96%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Prospectus, in the section entitled “Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company is included in the Prospectus in the section entitled “Information About the Company—Legal Proceedings” and is incorporated herein by reference.

B.	Significant Changes

See Item 18 (Notes to Financial Statements – Subsequent Events) for significant changes and other financial information.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Company Ordinary Shares are listed on the Nasdaq Global Market under the symbol VRXA. The Company Warrants are listed on the Nasdaq Capital Market under the symbol VRXAW. Holders of Company Ordinary Shares and Company Warrants should obtain current market quotations for their securities.

Sponsor Support and Lock-Up Agreement

Information regarding the lock-up restrictions applicable to the Sponsor and Initial Shareholders is included in the Prospectus in the section entitled “Proposal One—The Business Combination Proposal—Related Agreements—Sponsor Support and Lock-Up Agreement,” which is incorporated herein by reference.

Registration Rights Agreement

Information regarding the registration rights applicable to holders of PubCo securities is included in the Prospectus in the section entitled “Proposal One—The Business Combination Proposal—Related Agreements—Registration Rights Agreement,” which is incorporated herein by reference.

Shareholder Support and Lock-Up Agreements

Information regarding the lock-up restrictions applicable to certain Company Shareholders is included in the Prospectus in the section entitled “Proposal One—The Business Combination Proposal—Related Agreements—Agreements Entered into in Connection with the Business Combination” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company Ordinary Shares and Company Warrants are listed on The Nasdaq Global Market under the symbol “VRXA” and “VRXAW”, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The Company’s total share capital amounts to CHF 1,248,634 + 50/453 and is divided into 141,407,813 registered common shares with a par value of CHF 1/113.25 each. The shares are paid up in full. The Company is authorized to increase its share capital by up to 40,948,029 registered common shares in the form of conditional capital and up to 70,662,564 registered common shares under the capital band, as set forth in the Prospectus in the sections entitled “Description of PubCo Securities—Capital Structure of PubCo”. As of June 10, 2026, subsequent to the closing of the Business Combination, there were 141,407,813 Company Ordinary Shares outstanding and issued and 15,000,000 Earnout Shares issued and contingently forfeitable. There were also 20,315,000 Company Warrants outstanding, each entitling the holder to purchase one PubCo Ordinary Share at an exercise price of $11.50 per share.

B.	Articles of Association

The articles of association of the Company are included as Exhibit 1.1 to this Report. The description of the articles of association of the Company contained in Annex C to the Prospectus is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Company’s Operations

Information pertaining to the Company’s material contracts is set forth in the Prospectus, in the sections entitled “Information About the Company—Material Licenses, Partnerships and Collaborations” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement, as amended, is included in the Prospectus in the section entitled “Annex A: The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Prospectus in the section entitled “Proposal No.1—The Business Combination Proposal—Related Agreements” which is incorporated herein by reference.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of Switzerland.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Prospectus, in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Company Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

Under Swiss law, we may pay dividends if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law have been deducted. The shareholders’ meeting may also resolve to pay an interim dividend based on an interim account. The external auditor must review the interim account before the shareholders’ meeting passes the resolution. The provisions governing dividends apply. Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen).

Under Swiss law, five percent of the annual profit shall be assigned to the statutory retained earnings (gesetzliche Gewinnreserve). The statutory retained earnings (gesetzliche Gewinnreserve) shall be increased until, when taken together with the statutory capital reserve (gesetzliche Kapitalreserve), they reach one half of the share capital specified in the commercial register. Swiss law permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves which are not distributable.

Swiss law allows preferential dividend distribution rights based on the share class. Participation certificates may also carry preferential dividend rights. Within the same share class, shareholders must not receive differential dividend distribution rights.

G.	Statement by Experts

The historical financial statements of Voyager Acquisition Corp. as of and for the years ended December 31, 2025 and 2024 included in SPAC’s Annual Report on Form 10-K, filed on March 10, 2026, are incorporated by reference in this Report solely to support the Voyager historical financial information used in the unaudited pro forma condensed combined financial information included as Exhibit 15.1. Such Voyager financial statements and related notes have been audited, to the extent audited historical periods are incorporated by reference, by WithumSmith+Brown, PC (PCAOB ID Number 100), an independent registered public accounting firm. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Veraxa Biotech AG as of and for the years ended December 31, 2025 and 2024 are included directly in this Shell Company Report on Form 20-F under Item 18. Such financial statements have been audited by Grassi & Co., CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Veraxa Biotech Holding AG as of December 31, 2025 and for the period from June 25, 2025 (inception) through December 31, 2025 are included directly in this Shell Company Report on Form 20-F under Item 18. Such financial statements have been audited by Grassi & Co., CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our interim results. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information regarding quantitative and qualitative disclosures about market risk is set forth in Item 5 of this Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Except as otherwise described in the Explanatory Note, Item 10.B, and Item 10.C of this Report, there have been no material modifications to the rights of holders of the Company’s securities.

Not applicable with respect to use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weakness in our internal control over financial reporting described below.

Material Weakness in Internal Control Over Financial Reporting. As of December 31, 2025, management identified a material weakness in our internal control over financial reporting resulting from a lack of financial reporting close controls designed to ensure that all material transactions and developments impacting the financial statements are appropriately reflected in accordance with IFRS, including non-routine and complex accounting issues. Management has developed and is implementing a remediation plan to address this material weakness, including remediation steps to improve our disclosure controls and procedures and our internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting. This Report is a Shell Company Report on Form 20-F and not an annual report for a completed fiscal year.

Attestation Report of the Registered Public Accounting Firm. Not applicable. As an emerging growth company, the Company is not required to provide an auditor attestation report on internal control over financial reporting.

Changes in Internal Control Over Financial Reporting. Other than the remediation efforts described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Following the completion of the Business Combination, our Board determined that Marc Grüninger qualifies as an “audit committee financial expert,” as defined by applicable SEC rules, and that Mr. Grüninger is independent under Rule 10A-3 under the Exchange Act and the applicable Nasdaq listing rules.

ITEM 16B.	CODE OF ETHICS

Following the completion of the Business Combination, the Company adopted a code of ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company was formed in 2025 and completed the Business Combination on June 10, 2026. Accordingly, the Company’s audit committee was established only in connection with the closing of the Business Combination and did not pre-approve audit or non-audit services during the historical periods presented in this report.

Going forward, the audit committee will be responsible for the pre-approval of all audit and permitted non-audit services performed by the Company’s independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable. The Company’s audit committee was established in connection with the completion of the Business Combination, and the Company is not relying on any exemption from the applicable listing standards for audit committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements. Going forward. we intend to follow Swiss corporate governance requirements in lieu of certain Nasdaq requirements, including with respect to Board independence, independent director meetings, remuneration committee composition, proxy solicitation practices and general meeting quorum requirements, as described in Item 6.C of this Report.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable. The Company has not been identified by the SEC under the Holding Foreign Companies Accountable Act as having retained a registered public accounting firm that cannot be inspected or investigated completely by the Public Company Accounting Oversight Board.

ITEM 16J.	INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale and other dispositions of its securities by directors, officers, employees and the Company that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards.

ITEM 16K.	CYBERSECURITY

The Company assesses, identifies and manages material risks from cybersecurity threats as part of its overall risk management process. Management is responsible for assessing and managing the Company’s material risks from cybersecurity threats and reporting material cybersecurity matters to the Board.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

VERAXA BIOTECH HOLDING AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and
Stockholders of Veraxa Biotech Holding AG

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Veraxa Biotech Holding AG (the “Company”) as of December 31, 2025, and the related statements of operations, changes in equity, and cash flows for the period from June 25, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2025.

Jericho, New York

June 16, 2026

PCAOB ID Number 606

Veraxa Biotech Holding AG

Statement of Financial Position

As of December 31, 2025

In CHF	December 31, 2025
ASSETS
Cash	₣	101,000
Total Assets	₣	101,000

LIABILITIES AND EQUITY
Accrued expenses	₣	18,000
Due to related party		8,856
Advances-related parties		1,000
Total liabilities		27,856

EQUITY
Subscribed Capital		100,000
Accumulated deficit		(26,856)
Total shareholder’s deficit		73,144
TOTAL LIABILITIES AND EQUITY	₣	101,000

The accompanying notes are an integral part of these financial statements.

Veraxa Biotech Holding AG

Statement of Operations

For the period from June 25, 2025 (inception) Through December 31, 2025

In CHF
Formation expenses	₣	18,000
General and administrative expenses		8,856
Net loss	₣	(26,856)

Weighted average shares outstanding, basic and diluted		100,000

Loss per share, basic and diluted	₣	(0.27)

The accompanying notes are an integral part of these financial statements.

Veraxa Biotech Holding AG

Statement of Changes in Equity

For the period from June 25, 2025 (inception) Through December 31, 2025

	Subscribed Capital		Accumulated	Total
In CHF	Shares	Amount	Deficit	Equity
Balance, June 25, 2025 (inception)	-	$-	$-	$-
Initial contribution of capital	100,000	100,000	-	100,000
Net loss	-	-	(26,856)	(26,856)
Balance, December 31, 2025	100,000	$100,000	$(26,856)	$73,144

The accompanying notes are an integral part of these financial statements.

Veraxa Biotech Holding AG

Statement of Cash Flows

For the period from June 25, 2025 (inception) Through December 31, 2025

In CHF
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	₣	(26,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accrued Expenses		18,000
Due to related party		8,856
Advances-related parties		1,000
Net cash provided by operating activities		1,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial capital contribution		100,000
Net cash provided by financing activities		100,000

NET CHANGE IN CASH		101,000
Cash, beginning of period		-
Cash, end of period	₣	101,000

The accompanying notes are an integral part of these financial statements.

Veraxa Biotech Holding AG

Notes to Financial Statements

For the period from June 25, 2025 (inception) Through December 31, 2025

Note 1 — Description of Organization and Business Operations

Business Operations

Veraxa Biotech Holding AG (the “PubCo”) is a Swiss Company formed by Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”) on June 25, 2025 (inception). The PubCo has adopted a fiscal year-end of December 31. The PubCo was formed to be the surviving company in connection with a contemplated business combination between Veraxa Biotech AG (the “Company” or “Veraxa”) and SPAC, (see Note 3). The PubCo has no principal operations or revenue producing activities.

Note 2 — Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and in the presentation currency CHF, the Company’s functional currency. All amounts are in actual CHF unless otherwise stated.

Use of Estimates

The preparation of the accompanying financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets during the reporting period. Estimates are adjusted to reflect actual experience when necessary. There were no significant estimates for the period from June 25, 2025 (Inception) to December 31, 2025.

Cash

Cash is comprised of cash on hand and demand deposits which are subject to an insignificant risk of change in value.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company currently does have any deferred tax assets. The PubCo’s management determined that Switzerland is the PubCo’s only major tax jurisdiction.

Ordinary shares

Ordinary shares are classified as equity.

Loss Per Share

The PubCo computes basic loss per share (“EPS”) by dividing net loss by the weighted average number of ordinary shares outstanding for the reporting period. Diluted earnings per share is calculated by dividing net loss by the weighted average number of ordinary share equivalents outstanding. During the periods when they are anti-dilutive, ordinary share equivalents, if any, are not considered in the computation. As of December 31, 2025, there were no anti-dilutive ordinary shares or ordinary share equivalents outstanding.

Fair Value measurement

The Company’s financial instruments include cash and accrued expenses. These are initially recorded at fair value and subsequently measured at cost, which is considered to approximate their fair value due to the short-term nature of such financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

●	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Recently issued accounting standards

Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Company

●	Annual improvements to IFRS Accounting Standards, Volume 11

●	Contract Referencing Nature-Dependent Electricity - Amendments to IFRS 9 and IFRS 7

●	Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

●	Amendments to IFRS 18 – Presentation and Disclosure in Financial Statements

●	Amendments to IFRS 19 – Presentation and Disclosure in Financial Statements

The amendments listed above have been published but are not mandatory and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Note 3 — Related Party Transactions

Due to related party

During 2025, the Company incurred CHF 8,856 of expenses that were paid for by a related party. These expenses were for general operating expenses of the entity.

Advances – Related party

Since inception, the PubCo has received advances from its sole member of CHF 1,000 as an overpayment of the initial capital contribution. These amounts are interest free and due on demand.

Business Combination

On April 22, 2025, Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with the “Company and Oliver Baumann, an individual, solely in his capacity as representative for the Company Shareholders. Pursuant to the terms of the Business Combination Agreement, Voyager Acquisition Sponsor Holdco LLC, a Delaware limited liability company (“Sponsor”), will form a public limited company organized under the Laws of Switzerland (“PubCo”), and PubCo will form an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo each, individually, an “Acquisition Entity”).

The Business Combination Agreement provides for, among other things, the following transactions: (i) SPAC will merge with and into Merger Sub, with Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (ii) as soon as practicable, but not less than twenty-four hours following the completion of the Initial Merger, the Company will merge with and into PubCo, with PubCo as the surviving entity in the merger (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination was consummated on June 10, 2026.

Note 4 — Share Capital

Holders of the PubCo’s ordinary shares are entitled to one vote for each share. On June 25, 2025, the PubCo issued 100,000 ordinary shares, CHF 1.00 par value for CHF 100,000.

Note 5 — Subsequent Events

Subsequent events have been evaluated through June 16, 2026, which represents the date the financial statements were available to be issued, and no events, other than those discussed below, have occurred through that date that would impact the financial statements.

Corporate Restructuring and Merger

On February 27, 2026, an Extraordinary General Meeting (EGM) unanimously approved the corporate merger by absorption of Veraxa Biotech AG (VBAG) into Veraxa Biotech Holding AG (VHAG). The merger became effective upon registration in the Zurich commercial register, with retroactive accounting and tax effectiveness from January 1, 2026. Following the merger, VBAG ceased to exist without liquidation, and the surviving entity (VHAG) officially changed its name to Veraxa Biotech AG.

As a result of the absorption, all of VBAG’s assets, totaling CHF 73,783,861, and liabilities, totaling CHF 20,108,070, were transferred to the Company. Independent auditors (BDO AG) confirmed the fairness of the valuation, which was determined using risk-adjusted net present value (DCF), market comparables, and transaction methods.

In conjunction with the merger, the Company’s statutes were completely revised to reflect a new capital structure and approved option plans. The following capital adjustments were executed:

●	Share Split: The Company’s initial share capital of CHF 100,000, previously representing 100,000 shares, was split into 11,325,000 shares.

●	Ordinary Capital Increase: The share capital was further increased by CHF 1,147,904, bringing the new total share capital to CHF 1,247,904.

●	Share Exchange: The Company issued 130,000,128 new shares to VBAG shareholders in exchange for 14,751,067 VBAG shares, establishing an exchange ratio of 8.81293 new shares per VBAG share. No cash compensation or special advantages were granted in this exchange.

●	Maximum Capital Increase: Authorization was granted for a maximum capital increase of up to CHF 223,400 through the issuance of up to 25,300,050 new shares.

●	Conditional Capital: Several tranches totaling over 40 million shares were approved as conditional capital to support future option exercises for shareholders, employees, and advisors. Existing employee option plans (VSOP) from prior to the merger will continue post-merger.

●	Capital Band: The Board of Directors is authorized to increase capital up to an additional CHF 623,952 (maximum 70,662,564 shares) until December 31, 2030.

Concurrent with the restructuring, a new Board of Directors was elected, consisting of Oliver Baumann (Chairman), Warren Hosseinion, Dr. Christoph Antz, Christoph Ziegler, and Marc Grüninger. BDO AG was elected as the statutory auditor.

Veraxa Biotech AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Veraxa Biotech AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Veraxa Biotech AG (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2025.

Jericho, New York

June 16, 2026

PCAOB ID Number 606

VERAXA BIOTECH AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(in CHF)

	Note	December 31, 2025		December 31, 2024
ASSETS
Property and equipment, net	4	₣	1,984,977	₣	1,961,792
Goodwill	5		22,848,728		22,848,728
Intangible assets, net	5		51,907,963		53,485,292
Right-of-Use lease assets	6		1,123,395		864,486
Other receivables - Long term			70,718		-
Total non-current assets			77,935,781		79,160,298

Other receivables			1,111,424		153,606
Other receivables - related party	11		58,927		21,268
Prepaid expenses and other current assets			100,243		68,814
Cash and cash equivalents			1,613,989		5,362,638
Total current assets			2,884,583		5,606,326
Total assets		₣	80,820,364	₣	84,766,624

Equity and liabilities
Equity
Subscribed capital	10	₣	14,751,067	₣	14,182,189
Capital reserve			68,252,651		48,959,480
Other reserve			(291,525)		(222,503)
Accumulated deficit			(98,478,340)		(31,864,350)
Total (deficit) equity			(15,766,147)		31,054,816

Noncurrent lease liabilities	6		883,553		708,082
Deferred tax liabilities	9		14,440,732		15,165,086
Contingent liabilities	13		2,898,873		2,099,705
Remuneration commitments (SARs)	13		71,749,543		33,192,793
Total non-current liabilities			89,972,701		51,165,666

Accounts payable			1,390,932		488,543
Accrued expenses	7		2,675,623		1,802,350
Current lease liabilities	6		257,095		156,403
Notes payable - related parties	11		1,000,000		-
Other current liabilities			1,290,160		98,846
Total current liabilities			6,613,810		2,546,142
Total liabilities			96,586,511		53,711,808
Total equity and liabilities		₣	80,820,364	₣	84,766,624

The accompanying notes are an integral part of these consolidated financial statements.

VERAXA BIOTECH AG

CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(in CHF)

CONSOLIDATED STATEMENT OF LOSS

		For the years ended December 31,
	Note	2025		2024
Revenue		₣	23,426	₣	-
Cost of goods sold			(7,965)		-
Gross profit			15,461		-

General and administrative expenses	2		(46,922,232)		(17,095,133)
Research and development expenses	2		(10,264,123)		(6,310,608)
Sales and marketing expenses	2		(6,948,456)		(3,635,658)
Depreciation and amortization expenses	4, 5		(2,097,225)		(1,876,482)
Operating loss			(66,216,575)		(28,917,881)

Change in fair value of contingent liabilities	13		(799,168)		(474,538)
Currency exchange gain (loss)			(41,545)		624,154
Other income			54,247		14,811
Finance expenses			(3,552)		(291)
Loss before taxes			(67,006,593)		(28,753,745)

Tax benefit	8		392,603		620,774
Net loss		₣	(66,613,990)	₣	(28,132,971)

Loss per share, basic and diluted		₣	(4.60)	₣	(2.00)
Weighted average shares outstanding, basic and diluted			14,474,974		14,051,547

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

		For the years ended December 31,
	Note	2025		2024
Net loss		₣	(66,613,990)	₣	(28,132,971)

Foreign operations - currency translation differences			(69,022)		(222,503)
Total reclassifiable amounts			(69,022)		(222,503)

Comprehensive Loss		₣	(66,683,012)	₣	(28,355,474)

The accompanying notes are an integral part of these consolidated financial statements.

VERAXA BIOTECH AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(in CHF)

	Subscribed Capital		Capital Reserve		OCI		Accumulated Deficit		Total
Balance, December 31, 2024	₣	14,182,189	₣	48,959,480	₣	(222,503)	₣	(31,864,350)	₣	31,054,816
Loss for the period		-		-		-		(66,613,990)		(66,613,990)
Other result - currency conversion		-		-		(69,022)		-		(69,022)
Share based compensation in relation to ESOP		-		14,106,551		-		-		14,106,551
Proceeds from the issuance of share capital		568,878		6,288,524		-		-		6,857,402
Cost of share issuance		-		(1,101,904)		-		-		(1,101,904)
Balance, December 31, 2025	₣	14,751,067	₣	68,252,651	₣	(291,525)	₣	(98,478,340)	₣	(15,766,147)

	Subscribed Capital		Capital Reserve		OCI		Accumulated Deficit		Total
Balance, December 31, 2023	₣	13,409,213	₣	44,960,451	₣	489,459	₣	(3,731,379)	₣	55,127,744
Loss for the period		-		-		-		(28,132,971)		(28,132,971)
Other result - currency conversion		-		-		(711,962)		-		(711,962)
Proceeds from the issuance of share capital		244,433		2,398,325		-		-		2,642,758
Share based compensation in relation to ESOP		-		2,930,321		-		-		2,930,321
Share capital issued in connection with acquisitions		528,543		(528,543)		-		-		-
Cost of share issuance		-		(801,074)		-		-		(801,074)
Balance, December 31, 2024	₣	14,182,189	₣	48,959,480	₣	(222,503)	₣	(31,864,350)	₣	31,054,816

The accompanying notes are an integral part of these consolidated financial statements.

VERAXA BIOTECH AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(in CHF)

	For the years ended December 31,
	2025		2024
Net loss	₣	(66,613,990)	₣	(28,132,971)
Depreciation and amortization		1,972,554		1,876,482
Share-based compensation expense		52,663,301		18,328,192
Non cash lease expense		181,893		-
Interest paid on lease liabilities		(24,105)		-
Change in fair value of contingent liabilities		799,168		474,538
Loss on disposal of assets		17,449		27,599
Unrealized loss(gain) on foreign currency translation		(76,700)		(732,328)
Other non-cash transactions
Accounts payable		902,389		(123,032)
Accrued expenses		873,273		907,859
Prepaid expenses and other current assets		(31,429)		199,459
Other receivables		(957,817)		104,155
Other receivables, related party		(37,659)		(21,268)
Other assets		(70,718)		-
Deferred taxes		(724,354)		-
Other current liabilities		1,224,416		(629,078)
Cash flow used in operating activities		(9,902,331)		(7,720,393)

Purchase of property, plant and equipment		(437,176)		(120,877)
Cash flow used in investing activities		(437,176)		(120,877)

Proceeds from the issue of equity instruments of the company, net of transaction costs		5,755,498		1,851,685
Proceeds from the issuance of notes payable - related parties		1,000,000		-
Payment of principal portion of lease liabilities		(164,640)		-
Cash flow provided by financing activities		6,590,858		1,851,685

Total change in cash and cash equivalents		(3,748,649)		(5,989,585)
Cash and cash equivalents at the beginning of the year		5,362,638		11,352,223
Cash and cash equivalents at the end of the year	₣	1,613,989	₣	5,362,638

Supplemental cash flow disclosures:
Initial recognition of lease liability and right-of-use asset	₣	440,802	₣	864,486

The accompanying notes are an integral part of these consolidated financial statements.

VERAXA BIOTECH AG

Notes to Consolidated Financial Statements

(in CHF)

1. General information, functional and presentation currency

Veraxa Biotech AG (the “Company”), is a Swiss Company, based in Zurich with a focus on antibody therapies in medicine. The Company is an oncology-focused biotechnology Company with a clinical program in acute myeloid leukemia and two proprietary platform technologies that enable the development of new generations of antibody drug conjugates (“ADC”s) and T cell engagers.

On February 15, 2021, Araxa Bioscience AG and VeLabs Therapeutics GmbH completed a contribution and merger agreement whereby the technology of ARAXA (technology for the modulation and development of antibodies) was combined with the technology of VeLabs (droplet-based microfluidic screening technology). As part of the contribution, 100% of the shares in both VeLabs and ARAXA were contributed in exchange for 11.5 million shares of the Company. In accordance with IFRS 3 VeLabs was identified as the accounting acquirer based on its activity and size.

On December 29, 2023, the Company acquired all shares in Synimmune GmbH. Synimmune is a spin-off of the Department of Immunology at the University of Tübingen, which active in the field of innovative and effective anti-tumor antibodies for the treatment of patients with life-threatening diseases specializing in so-called rare hematopoietic malignancies. The “drug candidate” is the antibody FLYSIN, which had successfully completed a Phase I clinical trial for the treatment of acute myeloid leukemia (“AML”).

On April 22, 2025, Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with the “Company and Oliver Baumann, an individual, solely in his capacity as representative for the Company Shareholders. Pursuant to the terms of the Business Combination Agreement, Voyager Acquisition Sponsor Holdco LLC, a Delaware limited liability company (“Sponsor”), will form a public limited company organized under the Laws of Switzerland (“PubCo”), and PubCo will form an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo each, individually, an “Acquisition Entity”).

The Business Combination Agreement provides for, among other things, the following transactions: (i) SPAC will merge with and into Merger Sub, with Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (ii) as soon as practicable, but not less than twenty-four hours following the completion of the Initial Merger, the Company will merge with and into PubCo, with PubCo as the surviving entity in the merger (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination was consummated on June 10, 2026.

On May 5, 2025, the Company and OmniAb entered a strategic joint venture to develop a novel bispecific antibody drug conjugate (‘bsADC’) targeting solid tumors. The collaboration combines the Company’s proprietary technology with OmniAb’s platform to create next-generation cancer therapies. Both companies will jointly own and share future revenues from the resulting bsADC program.

The material accounting policies adopted in the preparation of the consolidated financial statements are set out in Note 2. The policies have been consistently applied to all the years presented, unless otherwise stated.

These consolidated financial statements are presented in CHF, the Company’s functional currency. The figures shown in the consolidated financial statements are rounded. As the calculations are made with a greater degree of accuracy, minor rounding errors may occur.

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and Interpretations (collectively IFRS).

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effects are disclosed in the Critical Accounting Estimates and Judgments section of Note 2.

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on June 16, 2026.

2. Summary of material accounting policies

Basis of consolidation

The Company’s consolidated financial statements consist of the financial statements of wholly owned subsidiaries Veraxa Biotech AG, Veraxa Biotech GmbH and Synimmune GmbH (the “Subsidiaries”).

The Company controls another Company if it:

●	can exercise control over the investee,

●	is exposed to fluctuating returns from its investment, and

●	can influence returns due to their power of disposal.

Control over subsidiaries is derived without exception from holding the majority of voting rights in the companies concerned. Subsidiaries are consolidated for the first time at the time of acquisition. This is the date on which the Company obtains control over the subsidiary. Subsidiaries are deconsolidated if control is lost.

Subsidiaries are consolidated for the first time using the acquisition method. It involves measuring the assets acquired and liabilities assumed from the Company at their fair value at the time of acquisition. The acquisition costs of the acquisition correspond to the fair value of the consideration given. If the cost of the acquisition exceeds the fair value of the identified assets and liabilities, the Company recognizes goodwill.

All intra-group transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Liquidity and Capital Resources

Historically, the Company’s primary sources of liquidity have been cash flows from private fundraising offerings from related parties or other investors and other financing activities to fund operations. For the years ended December 31, 2025 and 2024, the Company reported operating losses of CHF 66,613,990 and CHF 28,132,971, respectively, and negative cash flows used in operations of CHF 9,902,331 and CHF 7,720,393, respectively. As of December 31, 2025, the Company had an aggregate unrestricted cash balance of CHF 1,613,989 a net working capital deficit of CHF 3,729,227, and accumulated deficit of CHF 98,478,340.

The Company’s future capital requirements will depend on many factors, including the timing and extent of spending to support further sales and marketing, and research and development efforts. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through additional equity or debt fundraising activities. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

Subsequent to December 31, 2025, on May 27, 2026, PubCo and the Company entered into a senior secured financing arrangement with High Trail Capital (“HTC”), pursuant to which they issued a senior secured note in the aggregate principal amount of $27.5 million and a related warrant (the “HTC Financing”). The HTC Financing closed on June 15, 2026, and the Company received the related funding proceeds concurrently with the closing.

Also on May 27, 2026, Voyager, PubCo and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement and related registration rights agreement (collectively, the “LPC Agreements”), pursuant to which Lincoln Park committed, subject to certain conditions and limitations, to purchase up to an aggregate of $50.0 million of PubCo Ordinary Shares over a 24-month period at market-based purchase prices (the “LPC Financing”). The LPC Financing provides PubCo with the ability to access additional capital at its discretion, subject to the terms of the LPC Agreements.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with IAS 1, management has considered the Company’s liquidity condition together with the cash proceeds received from, and access to capital provided by, the HTC Financing described above, which closed subsequent to December 31, 2025. Based on this assessment, management has concluded that the Company has sufficient liquidity to fund its planned operations and meet its obligations as they become due for at least the twelve months from the date these consolidated financial statements are available to be issued, and that no substantial doubt exists about the Company’s ability to continue as a going concern.

Foreign Currency Transactions and Translation

The annual financial statements of the fully consolidated subsidiaries whose functional currency is not the Swiss franc are translated into the Company reporting currency, the Swiss franc, using the modified closing rate method. Assets and liabilities are translated at the exchange rate on the reporting date.

Income statement items are translated at the average exchange rate for the year. Equity components are translated at historical rates at the balance sheet date.

The currency translation differences are recognized in other comprehensive income. The currency difference resulting from the translation is recognized in other comprehensive income. The cumulative currency translation differences recognized in other reserves are released to profit or loss when Company companies are deconsolidated.

The Company’s reporting currency is CHF.

As of December 31, 2025, the conversion rates between CHF and Euro used were 0.93703 Annual average exchange rate (translation of income and expenses) and 0.93050 Year-end exchange rate (translation of assets and liabilities).

As of December 31, 2024, the conversion rates between CHF and Euro used were 0.95238 Annual average exchange rate (translation of income and expenses) and 0.93845 Year-end exchange rate (translation of assets and liabilities).

Fair value measurement

The Company’s financial instruments include cash and cash equivalents, other receivables, trade and other payables and accrued expenses. These are initially recorded at fair value and subsequently measured at cost, which is considered to approximate their fair value due to the short-term nature of such financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

●	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Property, plant and equipment

The office and business equipment and IT systems recognized under property, plant and equipment are reported at acquisition or production cost less accumulated depreciation and recognized impairment losses.

Depreciation is calculated using the straight-line method over a useful life of 3-20 years. The expected useful lives, residual values and depreciation methods are reviewed at each reporting date and all necessary changes in estimates are adjusted by account classification prospectively.

Fixed Asset Class	Applied Useful Life
Furniture and fixtures	3 – 8 years
IT systems	3 – 5 years
Leasehold improvements (permanently installed laboratory equipment)	8 – 20 years

Property, plant and equipment are derecognized at the time of disposal or when they are no longer expected to generate any further economic benefit. The gain or loss resulting from the sale or retirement of an item of property, plant and equipment is determined as the difference between the proceeds from the sale and the carrying amount of the asset and is recognized in profit or loss.

The carrying amount of the Company’s plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

Intangible assets and Goodwill

Other intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Depreciation is calculated using the straight-line method over the estimated useful life. The expected useful lives, residual values and depreciation methods are reviewed at each reporting date and all necessary changes in estimates are taken into account prospectively.

Intangible asset class	Applied Useful Life
Industrial property rights	10 – 20 years
Capitalized development costs	3 – 5 years
Technology – patent protection rights	20 years, or patent protection period

Goodwill is not amortized but is tested for impairment annually at the end of financial year and is allocated to the Company’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such a level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (a “CGU”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to a CGU that is expected to benefit from the synergies of the combination. If an indication of impairment or reversal of a previous impairment charge exists, an estimate of the recoverable amount of a CGU is calculated based on the greater of its value-in-use (“VIU”) and its fair value less costs of disposal (“FVLCD”). An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill is carried at cost less any accumulated impairment losses. As of December 31, 2025, and 2024, there is one CGU and there has been no impairment recorded.

Income taxes

Income tax expense represents the sum of current tax expense and deferred taxes.

Current or deferred taxes are recognized in the consolidated statement of operations unless they relate to items that are recognized either in other comprehensive income or directly in equity. In this case, current and deferred taxes are also recognized in other comprehensive income or directly in equity. Deferred taxes resulting from the first-time recognition of a business combination are recognized as part of the revaluation of the net assets of the acquired Company.

The current tax expense is calculated on the basis of the taxable income for the year. Taxable income differs from the net loss for the year in the consolidated statement of operations due to expenses and income that are taxable or tax-deductible in later years or never. The Company’s liability for current taxes is calculated on the basis of the tax rates applicable or soon to be applicable.

Deferred taxes are recognized for the differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax values.

Deferred tax assets are generally recognized for all taxable temporary differences; deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the losses from the reversal of deductible temporary differences can be offset. The Company does not recognize deferred tax assets and deferred tax liabilities for temporary differences arising from the initial recognition of goodwill or from a transaction that is not a business combination and, at the time of its initial recognition, affects neither the taxable result nor the result according to IFRS.

The carrying amount of deferred tax assets is reviewed each year on the reporting date and reduced in value if it is no longer probable that sufficient taxable income will be available to realize the claim in full or in part.

Deferred tax liabilities and tax assets are calculated on the basis of the expected tax rates and tax laws that are expected to apply at the time the liability is settled or the asset is realized.

Transactions with related parties

The Company has transactions with related parties (as noted in Note 1). The definition of related parties used is in accordance with IAS 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its consolidated financial statements. Key management personnel are identified as the key individuals having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

Leases

Leases are accounted for in accordance with IFRS 16. At contract inception, the Company determines whether an arrangement is or contains a lease by assessing if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases include all contracts that transfer the right to use a specified asset for a period of time in exchange for consideration, even if the right-to-use such asset is not explicitly described in the contract.

The Company recognizes right-of-use assets as of the commencement date of the lease (i.e.; as of the date on which the underlying asset is available for use by a lessee). Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset corresponds to the amount of the initial measurement of the lease liability, the initial direct costs incurred and the lease payments made at or before the commencement date, less any lease incentives received and the estimate of costs for dismantling or removing the underlying asset or for restoring the underlying asset or the site on which it is located. The Company’s leases primarily include real estate and vehicle contracts.

Right-of-use assets are depreciated on a straight-line basis over the useful life of the underlying asset, adjusted for impairments. The useful life of the right-of-use asset is the shorter of the asset’s economic useful life or the lease term.

If ownership of the underlying asset transfers to the Company at the end of the lease term or a purchase option is exercised, the depreciation will be calculated based on the expected useful life of the underlying asset.

On the commencement date, the Company measures the lease liabilities at the present value of the future lease payments. In determining the lease term, extension and termination options are taken into account if it is reasonably certain that they will be exercised or not exercised. The lease payments include fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be payable under residual value guarantees. The lease payments further include the exercise price of a purchase option if the Company is reasonably certain to exercise that option and payments of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease.

Variable lease payments, that do not depend on an index or a rate, are recognized in profit or loss in the period in which the event or condition that triggers those payments occurs.

As a practical expedient, the Company has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

When calculating the present value of the lease payments, the Company uses its interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Following the commencement date, the amount of the lease liability is increased to reflect interest and reduced to reflect the lease payments made. In addition, the carrying amount of the lease liability is remeasured in the event of changes to the lease term, changes to the lease payments (e.g.; changes in future lease payments as a result of a change in an index or a rate used to determine those payments) or in the event of a change in the assessment of an option to purchase the underlying asset.

The Company applies the exemption for short-term leases (i.e.; leases whose term from the commencement date is a maximum of twelve months and which do not include a purchase option) for all asset classes. Lease payments for short- term leases are recognized as an expense on a straight-line basis over the lease term.

General and Administrative expenses

General and administrative expenses primarily consist of personnel expenses, professional fees, occupancy costs, depreciation expense, insurance expense, office expenses, security expenses, travel expenses, staff training expenses, utilities expenses, and subscription and dues expenses. Personnel-related costs include stock compensation expenses.

Research and development expenses

Research and development costs consist of salary and personnel related costs and third-party costs for the Company’s research and development activities. Personnel-related costs include stock compensation expenses. The largest component of third-party costs is for clinical trials, as well as manufacturing for clinical supplies and associated development, and pre-clinical studies. Research and development costs are expensed as incurred.

Sales and marketing expenses

Sales and marketing expenses primarily consist of personnel expenses. Personnel-related costs include stock compensation expenses.

Share-Based Compensation – Share Appreciation Rights (“SARs”)

Cash-settled share-based compensation benefits, including Virtual Stock Option Plans (VSOPs), Employee Stock Options (ESOPs) and Share Appreciation Rights (SARs), are provided to employees in exchange for the rendering of services. These awards entitle the holder to a future cash payment (or other Company assets) based on the value of the Company’s equity instruments and are accounted for as liability-classified share-based payment transactions.

The cost of these liability-classified transactions is recognized as an expense, with a corresponding liability, over the vesting period. The liability is remeasured at fair value at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. The cumulative charge to net loss is calculated based on the fair value of the award at each reporting date, the best estimate of the number of awards that are likely to vest, and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.

Critical Accounting Estimates and Judgments

When applying the Company’s accounting and valuation methods presented, management must assess facts, make estimates and judgements during the preparation of these consolidated financial statements regarding assumptions about current and future events affecting transactions and balances. These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates. The significant estimates and judgements made have been described below.

●	The Company measures the cost of liability classified share based payment transactions, including contingent liabilities, Virtual Stock Option Plans (VSOPs) and Employee Stock Options (ESOPs) and Employee Stock Options (ESOPs), by reference to the fair value of the equity instruments at the date at which they are granted and each subsequent reporting date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment.

New and amended standards and interpretations

New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year

The Company has applied the following standards and amendments for the first time for its annual reporting for the period commencing January 1, 2024:

●	Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

●	Amendment to IFRS 16 Leases: Changes in the illustrative example related to Lease Liability in a Sale and Leaseback

●	Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

●	Amendments to IAS 21 - Lack of exchangeability

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Company

●	Annual improvements to IFRS Accounting Standards, Volume 11

●	Contract Referencing Nature-Dependent Electricity - Amendments to IFRS 9 and IFRS 7

●	Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

●	Amendments to IFRS 18 – Presentation and Disclosure in Financial Statements

●	Amendments to IFRS 19 – Presentation and Disclosure in Financial Statements

The amendments listed above have been published but are not mandatory and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3. Personnel expenses

	For the years ended December 31,
	2025		2024
Salaries	₣	3,342,552	₣	3,106,105
IFRS 2 - Share-based payment on virtual options		38,556,750		15,407,873
IFRS 2 - Share-based payment on employee stock options		14,106,551		2,920,321
Social expenses		744,285		458,029
Other personnel expenses		77,482		156,885
Total expenses for employee benefits	₣	56,827,620	₣	22,049,213

During 2021, an employee participation program (share-based cash remuneration based on virtual options “VSOP”) was adopted. As part of this program, the virtual options vest over a period of 3 years. Similar to vesting, a corresponding personnel expense and a corresponding expense and liability is recognized. The participation program provides for benefits in the event of an exit transaction or in the event of profit distributions. The term of the virtual options is a maximum of 10 years from the date of issue, and the beneficiaries must be in a non-terminated position during the vesting period.

The below table represents the VSOP share activity as of December 31, 2025 and 2024,

	December 31, 2025	December 31, 2024
Outstanding, beginning of the year	1,228,679	1,267,931
Commitments	244,200	-
Forfeited	(50,628)	-
Cancelled	-	(39,252)
Outstanding, end of the year	1,422,251	1,228,679

As of December 31, 2025 there were 995,100 VSOP shares that the Company has committed to issue upon completing various financing milestones.

In September 2021, our board of directors established the Employee Stock Option Plan (“ESOP”) as a one-off plan pursuant to which select eligible participants are directly allowed to purchase a specific number of common shares at a purchase price determined by the board of directors. For the year ended December 31, 2024, 140,400 shares were issued to members of management at par value, which were fully paid resulting in proceeds of CHF 140,400 and share-based compensation expense of CHF 2,920,321 recorded in General and administrative expenses. For the year ended December, 31, 2025, 347,452 shares were issued to members of management at par value, which were fully paid resulting in proceeds of CHF 347,452 and shared-based compensation expense of CHF 14,106,551. As of December 31, 2025 and 2024, no options were outstanding under the ESOP.

4. Property and equipment

The below table represents the details of the property and equipment as of December 31, 2025 and December 31, 2024:

	Furniture		Machines		Vehicles		Assets under construction		Leasehold improvement		Total
Cost
Beginning Cost at 12/31/2023	₣	635,762	₣	2,236,176	₣	2,027	₣	7,730	₣	-	₣	2,881,695
Additions		27,128		93,749		-		-		-		120,877
Transfer		346		(346)		-		-		-		-
Disposals		(7)		(27,016)		-		-		-		(27,023)
FX Effects		4,991		17,953		13		-		-		22,957
Ending Cost at 12/31/2024	₣	668,220	₣	2,320,516	₣	2,040	₣	7,730	₣	-	₣	2,998,506
Additions		70,817		144,835		-		-		221,523		437,175
FX Effects		2,061		(7,917)		13		-		(13,746)		(19,589)
Ending Cost at 12/31/2025		741,098		2,457,434		2,053		7,730		207,777		3,416,092

Accumulated depreciation
Balance at 12/31/2023		(220,405)		(517,674)		(1,157)		(7,730)		-		(746,966)
Depreciation for the year		(100,948)		(188,545)		(255)		-		-		(289,748)
Balance at 12/31/2024		(321,353)		(706,219)		(1,412)		(7,730)		-		(1,036,714)
Depreciation for the year		(142,718)		(227,677)		(270)		-		(23,736)		(394,401)
Balance at 12/31/2025		(464,071)		(933,896)		(1,682)		(7,730)		(23,736)		(1,431,115)

Carrying Amount
at 12/31/2024	₣	346,867	₣	1,614,297	₣	628	₣	-	₣	-	₣	1,961,792
at 12/31/2025	₣	277,027	₣	1,523,538	₣	371	₣	-	₣	184,041	₣	1,984,977

5. Intangible assets and goodwill

The below table represents the details of the intangible assets and goodwill as of December 31, 2025 and December 31, 2024:

	Goodwill		In process R&D (Flysin)		Trademark rights		Software		Total
Cost
Beginning Cost at 12/31/2023	₣	22,848,728	₣	28,498,755	₣	31,261,245	₣	48,857	₣	82,657,585
Disposals		-		-		-		(7,999)		(7,999)
FX effects		-		-		1,272		-		1,272
Ending Cost at 12/31/2024	₣	22,848,728	₣	28,498,755	₣	31,262,517	₣	40,858	₣	82,650,858
Additions		-		-		-		-		-
FX effects		-		-		816		8		824
Ending Cost at 12/31/2025	₣	22,848,728	₣	28,498,755	₣	31,263,333	₣	40,866	₣	82,651,682

Accumulated depreciation
Balance at 12/31/2023	₣	-	₣	-	₣	(4,696,411)	₣	(37,253)	₣	(4,733,664)
Amortization for the year		-		-		(1,579,717)		(7,597)		(1,587,314)
Disposals		-		-		-		4,140		4,140
Balance at 12/31/2024		-		-		(6,276,128)		(40,710)		(6,316,838)
Amortization for the year		-		-		(1,577,997)		(156)		(1,578,153)
Balance at 12/31/2025	₣	-	₣	-	₣	(7,854,125)	₣	(40,866)	₣	(7,894,991)

Carrying Amount
at 12/31/2024	₣	22,848,728	₣	28,498,755	₣	24,986,389	₣	148	₣	76,334,020
at 12/31/2025	₣	22,848,728	₣	28,498,755	₣	23,409,208	₣	-	₣	74,756,691

Patent claims, in particular the patent claims of Veraxa Biotech GmbH and the former Company ARAXA, are summarized under the heading ‘Intangible asset - Trademark rights’. The intangible asset ‘Intangible– In-Process R&D Flysin’ stems from the acquisition of the Company Synimmune; it is an antibody that has already successfully completed a Phase I trial.

Intangible assets are amortized on a straight-line basis, whenever possible over the term of patent protection (20 years). Amortization of intangible assets is under depreciation and amortization. Amortization begins with the commencement of use or revenue generation. In-process R&D is not being amortized until completed, but instead is tested for impairment annually under IAS38. The annual impairment test for goodwill did not reveal any need for impairment.

Goodwill is a result of the ARAXA acquisition prior to 2022.

6. Leases

The Company leases office space, factory facilities and storage space. The Company determines whether a contract is a lease or contains a lease at inception date. Upon commencement, the Company recognizes a right-of-use asset and lease liability. Currently, the Company holds two leases requiring recognition of a right-of-use asset for the lease term. Lease liabilities are the Company’s obligation to make the lease payments arising from a lease. As the Company’s lease does not provide an implicit rate, the Company’s lease liabilities are measured on a discounted basis using the Company’s incremental borrowing rate. Lease terms used in the recognition of right-of-use assets and lease liabilities include only options to extend the lease that are reasonably certain to be exercised. Additionally, lease terms underlying the right-of-use assets and lease liabilities consider terminations that are reasonably certain to be executed.

For the year ended December 31, 2025, the Company’s total cash outflow for leases was CHF 188,745. This consisted of CHF 164,640 for the principal portion of lease liabilities, presented within financing activities, and CHF 24,105 for interest paid on lease liabilities. Additionally, during the year, the Company recognized non-cash additions to right-of-use assets and lease liabilities amounting to CHF 440,802 in connection with a newly acquired lease.

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate for the Company’s leases at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	4.0 years	5.0 years
Weighted-average discount rate	3.0	3.0

The following table summarizes the maturities of the Company’s leases at December 31, 2025:

2026	₣	291,276
2027		296,938
2028		305,846
2029		315,022
Total expected lease payments		1,209,082
Less: imputed interest		(68,434)
Total lease liability		1,140,648
Less: current lease liability		(257,095)
Non-current lease liability	₣	883,553

7. Accrued expenses

	December 31, 2025		December 31, 2024
Personnel expenses	₣	459,669	₣	253,718
Tax provision (incl. emission levies on capital band)		535,548		427,592
Xlife share lending accrual		1,189,037		1,001,878
Other		491,369		119,162
Total accrued expenses	₣	2,675,623	₣	1,802,350

8. Income taxes recognized in the income statement

Current taxes are calculated on the basis of an average income tax rate of 31% on the profits generated. This expected average tax rate corresponds to the expected tax rate in Germany, as this is where the operating activities take place.

	For the Years Ended December 31,
in CHF	2025		2024
Current taxes
Income tax income/expense in the current financial year	₣	-	₣	-

Deferred taxes
Recognized deferred (tax expense)/tax income		392,603		620,774
Reported tax income for the current period	₣	392,603	₣	620,774

No income taxes were recognized directly in equity or in other comprehensive income in the financial year.

The tax expense/income for the financial year can be reconciled to the profit/loss for the period as follows:

in CHF	December 31, 2025		December 31, 2024
Earnings before income taxes	₣	(67,006,593)	₣	(28,753,745)
Income tax expense at a tax rate of 31%	₣	20,772,044	₣	8,913,661
Amortization of deferred tax assets due to derecognition		-		-
Effects of non-tax-deductible expenses and income		(12,336,984)		(5,420,625)
Effects of results for which no deferred taxes were recognized		(7,523,688)		(2,666,379)
Effects of losses for which deferred tax assets were recognized		-		-
Tax rate differences		(428,768)		(205,883)
Tax amount recognized in the income statement	₣	482,603	₣	620,774

9. Deferred taxes

Deferred tax assets were not recognized with regard to the following items, as it is not yet possible to estimate whether taxable income will be available in the future against which the Company can use the deferred tax assets.

in CHF	December 31, 2025		December 31, 2024
Tax losses (Switzerland)	₣	19,610,769	₣	11,163,549
Tax losses (Germany)		34,639,558		25,153,116
Total unrecognized deferred tax assets (expiring until 2028)	₣	54,250,327	₣	36,316,665
Possible tax effect	₣	16,817,601	₣	10,197,629

Deferred tax assets	December 31, 2025		December 31, 2024
Capital increase expenses	₣	1,639,197	₣	1,397,446
Balancing		(1,639,197)		(1,397,446)
Balance sheet recognition of deferred tax assets	₣	-	₣	-

Deferred tax liabilities	December 31, 2025		December 31, 2024
Intangible assets from addition Veraxa Biotech GmbH	₣	(9,652,055)	₣	(9,652,055)
Intangible assets from addition Synimmune GmbH		(8,840,889)		(8,840,889)
Amortization of intangible assets		2,413,015		1,930,412
Gross amount of deferred tax liabilities		(16,079,929)		(16,562,532)
Balancing		1,639,197		1,397,446
Balance sheet recognition of deferred tax liabilities	₣	(14,440,732)	₣	(15,165,086)

10. Share capital

The shares have a nominal value of CHF 1.00, each carry voting rights and are entitled to dividends.

	December 31, 2025		December 31, 2024
Share capital balance as of beginning of year	₣	14,182,189	₣	13,409,213
Changes in the reporting year		568,878		772,976
Share capital balance as of year end	₣	14,751,067	₣	14,182,189

Other reserves includes foreign currency translation reserves.

	December 31, 2025	December 31, 2024
Remaining authorized share capital
Capital band (Article 3b)	4,115,039	4,683,918
Conditional share capital (Article 3a)	7,000,000	7,000,000

11. Transactions with related parties

Company Consulting Services Agreement

On September 1, 2022, the Company entered into a consulting services agreement with Xlife Sciences AG, one of their shareholders. Pursuant to the agreement, the Company agreed to pay Xlife Sciences AG a monthly fee in exchange for strategic and business development consulting services. The agreement remains in effect until terminated by either party in accordance with its terms. During the fiscal years ended December 31, 2025 and 2024, Veraxa paid Xlife Sciences AG an aggregate amount of CHF 360,000 and CHF 600,000, respectively, under this arrangement. As of December 31, 2025 and 2024, no amounts were payable under this agreement.

Company Share Lending Agreement

On October 1, 2024, the Company entered into a share lending agreement with Xlife Sciences AG, one of their shareholders, for a fixed term ending on June 30, 2026. Under the terms of the agreement, Xlife Sciences AG agreed to lend the Company 1,000,000 of our ordinary shares. In consideration for the share loan, the Company agreed to pay Xlife Sciences AG a fee equal to 3.5% of the aggregate market value of the loaned shares over the duration of the agreement. As of December 31, 2025, there were 23,242 shares owed to Xlife Sciences AG which are not settled as of December 31, 2025.

Unsecured Loan Agreement

On September 15, 2025, the Company also entered into an unsecured loan agreement with Xlife Sciences AG, for a principal amount of CHF 1,000,000. The loan was set to mature on December 31, 2025 and was subsequently extended to a mature on September 30, 2026, at which time the principal must be repaid in a single lump sum. The debt bears a fixed interest rate of 2.5% per annum, payable monthly, which is subject to adjustment if the tax-recognized interest rate for foreign currency loans published by the FTA exceeds 2.5%. Xlife Sciences AG retains the right to accelerate the debt and demand immediate repayment for good cause, including uncured payment defaults or a material deterioration in the Company’s financial circumstances that puts the fulfillment of the agreement at risk.

Loans to or from related companies and persons are as follows:

	December 31, 2025		December 31, 2024
Other receivables - Xlife	₣	45,789	₣	-
Other receivables - related party (Veraxa Biotech Holding AG)	₣	8,856	₣	-
Notes payable - Xlife	₣	1,000,000	₣	-
Prepaid benefit receipt	₣	-	₣	4,369

12. Disclosures on financial instruments Capital risk management

The Company manages its capital with the aim of ensuring that the Company can operate under the going concern assumption and at the same time maximizing the income of the Company’s stakeholders by optimizing the ratio of equity to debt. The Company’s capital structure consists of net debt and the Company’s equity. This is made up of the equivalent value of issued shares, the capital reserve and the balance sheet carry-forward. The Company is not subject to any externally imposed capital requirements.

Liquidity risk management

Ultimately, responsibility for liquidity risk management lies with the Board of Directors, which has developed an appropriate concept for managing short, medium and long-term financing and liquidity requirements.

Market risks

Currency risks

Changes in exchange rates can lead to losses in the value of financial instruments and to adverse changes in future cash flows from planned transactions. Due to the current focus of the Company’s business on Switzerland and Germany, there are currently primarily

Currency risks from the CHF to EUR exchange rate. Based on the transactions planned to date and the existing financial instruments, the effect of an exchange rate change of +/- 10% is expected to be around +/-300,000 estimated.

Interest rate risks

Interest rate risks exist due to potential changes in market interest rates and can lead to a change in the fair value of fixed interest financial instruments and fluctuations in interest payments for variable-interest financial instruments. The following table shows that there is currently no significant interest rate risk for the Company.

Cluster risk

The Company holds its cash and cash equivalents at various commercial banks with at least an A rating.

Categories of financial instruments:

	December 31, 2025		December 31, 2024
Financial assets
Cash and cash equivalents	₣	1,613,989	₣	5,362,638
Financial assets measured at amortized cost	₣	1,270,594	₣	243,688

	December 31, 2025		December 31, 2024
Financial liabilities
Financial liabilities measured at amortized cost	₣	2,681,092	₣	587,389

13. Fair value measurement

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of December 31, 2025 and 2024, due to the short maturities of such instruments.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis on December 31, 2025 and December 31, 2024:

	SARs (Level 3)
SARs liability, January 1, 2024	₣	17,784,920
Share based compensation		7,248,741
Fair value adjustment		8,159,132
SARs liability, December 31, 2024		33,192,793
Share based compensation		15,795,532
Fair value adjustment		22,761,218
SARs liability, December 31, 2025	₣	71,749,543

	Contingent liability (Level 3)
Contingent liability, January 1, 2024	₣	1,625,167
Fair value adjustment		474,538
Contingent liability, December 31, 2024		2,099,705
Fair value adjustment		799,168
Contingent liability, December 31, 2025	₣	2,898,873

Below are the key assumptions used in valuing the SARs and contingent liability:

	December 31, 2025		December 31, 2024
Stock Price	₣	54.60	₣	36.44
Volatility		-		75%
Risk free rate of return		-		4.2%
Expected term (in years)		-		1.00

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

As of December 31, 2025, the Company utilized the most recent observable stock purchase price from arm’s-length transactions involving the Company’s common stock to estimate the fair value of its common stock and stock options. Management determined that the latest transaction price represented the best available indicator of fair value as it reflected contemporaneous market participant assumptions and pricing obtained in connection with third-party equity financings.

As of December 31, 2024, the Company utilized a third-party valuation specialist to calculate the fair value of Veraxa’s options and common stock. Veraxa’s options were valued using an intrinsic value calculation where the value of each option was calculated as the fair value of common stock less the exercise price, weighted between a “stay private” scenario and a “DeSPAC” scenario.

The “stay private” scenario was calculated using both an income approach (i. e. discounted cash flow method) and a market approach (i.e. a market roll-forward of the implied (back solved) equity value based on latest third-party financings from August 23, 2024). Some of the more significant assumptions utilized in the discounted cash flow method included projected revenues, probability of commercial success, and the discount rate. The fair value using the discounted cash flow method was determined using an estimated weighted average cost of capital of 25.5% in the “stay-private” scenario, which reflects the risks inherent in future cash flow projections and represents a rate of return that a market participant would expect for this asset. As of December 31, 2025, there was no change to approach for stay private scenario.

The “DeSPAC” scenario was calculated using the DeSPAC term sheet or non-binding letter of interest (“LOI”) dated February 28, 2025, noting that this letter was known or knowable as of December 31, 2024. As of December 31, 2025 the valuation was updated for the DeSPAC signing of the Business Combination and probability of the DeSPAC occurring based off market data.

This fair value measurement was based on significant inputs not observable in the market and thus represent Level 3 fair value measurement.

14. Loss per share

For the years ended December 31, 2025 and 2024, basic and diluted loss per share are identical, as the inclusion of all potential ordinary shares would be antidilutive due to the loss incurred for the periods. The following table sets forth the computation of basic and diluted loss per share:

	December 31, 2025		December 31, 2024
Numerator:
Net loss available to common shareholders	₣	(66,613,990)	₣	(28,132,971)

Denominator:
Weighted-average common shares outstanding used in computing loss per share available to common stockholders, basic and diluted		14,474,974		14,051,547
Basic and diluted net loss per share	₣	(4.60)	₣	(2.00)

As of December 31, 2025 and 2024, no options were outstanding under the ESOP (Note 3).

15. Commitments and contingencies

In the opinion of the Executive team, the Company did not have any contingencies as of December 31, 2025.

16. Segment disclosures

The Company operates in one reportable segment, focused on the research and development of products for the aging population. This segment is identified based on how the Company’s chief operating decision maker (CODM) reviews performance and allocates resources.

The financial results of the Company’s single segment are measured based on: research and development (R&D) expenses, including personnel costs, clinical trials, and regulatory filings; grant funding and partnership revenue, when applicable; general and administrative cost, which support operational infrastructure; finance costs, including loan interest and transaction fees.

As per IFRS 8 guidance and the July 2024 IFRIC agenda decision, the Company discloses material income and expense items that contribute to the assessment of segment performance, even if they are not separately reviewed by the CODM.

	For the years ended December 31,
	2025		2024
Revenue	₣	23,426	₣	-
Cost of goods sold		(7,965)		-
Gross profit		15,461		-

General and administrative expenses		(46,922,232)		(17,095,133)
Research and development expenses		(10,264,123)		(6,310,608)
Sales and marketing expenses		(6,948,456)		(3,635,658)
Depreciation and amortization expenses		(2,097,225)		(1,876,482)
Operating loss	₣	(66,216,575)	₣	(28,917,881)

17. Events Occurring After the Reporting Date

The consolidated financial statements were authorized for issue by the board of directors.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued, and determined that the following subsequent events required disclosure in the accompanying consolidated financial statements.

High Trail Financing Agreement

On May 27, 2026, SPAC, PubCo and High Trail Capital LP (“HTC”) executed a Securities Purchase Agreement in respect of a private placement of a senior secured note in the principal amount of $27,500,000 (the “Note”) and a four-year warrant for an aggregate exercise price of $27.5 million, with an initial exercise price of $11.50 per share (with customary anti-dilution protections) (the “HTC Financing”). The closing of the HTC Financing occurred on June 15, 2026. The term of the Note is 15 months, amortizing monthly beginning six months after the closing of the HTC Financing. At PubCo’s sole option and subject to customary conditions, any amortization payment may be made in cash, in registered-for-resale shares of common stock, or a combination thereof. The Note is a senior secured obligation of PubCo, secured by all PubCo assets and ranking senior to all other PubCo obligations. Funding occurred concurrently with the closing of the HTC Financing.

LPC Purchase Agreement

On May 27, 2026, Voyager, PubCo and Lincoln Park Capital Fund, LLC (“Lincoln Park”) entered into a purchase agreement (the “LPC Purchase Agreement”) and a related registration rights agreement (together, the “LPC Agreements”), pursuant to which Lincoln Park committed to purchase, at PubCo’s sole direction from time to time over a 24-month period, up to an aggregate of $50,000,000 of PubCo Ordinary Shares at market-based purchase prices, subject to certain conditions and limitations, including a 4.99% beneficial ownership cap (increasable to 9.99% upon 61 days’ prior written notice) (the “LPC Financing”). As consideration for Lincoln Park’s commitment, PubCo shall issue to Lincoln Park $750,000 of PubCo Ordinary Shares (the “Commitment Shares”), subject to the occurrence of the Merger Closing. PubCo has the right to terminate the LPC Purchase Agreement at any time after the commencement date with one business day’s prior written notice to Lincoln Park, at no cost or penalty.

CF&CO Fee Modification Agreement

On May 27, 2026, Voyager, PubCo and Cantor Fitzgerald & Co. (“CF&CO”) executed a Fee Modification Agreement (the “Fee Modification Agreement”), pursuant to which the parties agreed to modify the payment terms of the $12,045,000 deferred underwriting commission (the “Original Deferred Fee”) owed to CF&CO under the Underwriting Agreement dated August 8, 2024 (the “CF&CO Fee Modification”). Under the Fee Modification Agreement, the Original Deferred Fee was replaced with a modified deferred fee consisting of (i) a cash fee of $1,000,000 ($500,000 payable at the Closing and $500,000 payable on or prior to the one-year anniversary of the Closing) and (ii) $7,000,000 in shares of PubCo common stock (the “CF&CO Fee Shares”), payable in two tranches ($2,300,000 no later than 30 days following the Closing and $4,700,000 no later than 90 days following the Closing), with the number of CF&CO Fee Shares determined based on the greater of $10.00 per share and the five-day VWAP preceding the applicable registration statement filing date. The CF&CO Fee Shares are subject to a lock-up period ending on the earlier of 12 months after the Closing or the consummation of a subsequent transaction resulting in a liquidity event for stockholders. In the event of a default by PubCo under the Fee Modification Agreement, CF&CO may elect to receive the entire Original Deferred Fee in cash, less amounts previously paid or the fair market value of any freely tradeable CF&CO Fee Shares previously received.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Amended and Restated Articles of Association of Veraxa Biotech Holding AG (Company Articles)
2.1**	Description of Securities
2.2*	Warrant Agreement, dated August 8, 2024, by and between Voyager Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on August 14, 2024)
2.3*	Private Placement Warrants Purchase Agreement dated August 8, 2024, by and among Voyager Acquisition Corp. and Voyager Sponsor Acquisition Holdco LLC (incorporated by reference to Exhibit 10.4 to the SPAC’s Current Report on Form 8-K (File No. 001-42211) filed on August 14, 2024
2.4*	Private Placement Warrants Purchase Agreement dated August 8, 2024, by and among Voyager Acquisition Corp., Cantor Fitzgerald & Co. and Odean Capital Group LLC (incorporated by reference to Exhibit 10.5 to the SPAC’s Current Report on Form 8-K (File No. 001-42211) filed on August 14, 2024
2.5**	Warrant Assignment, Assumption and Amendment Agreement, dated June 10, 2026, by and among Voyager Acquisition Corp., Veraxa Biotech Holding AG and Continental Stock Transfer & Trust Company
4.1*	Business Combination Agreement, dated April 22, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG and Oliver Baumann (incorporated by reference to Exhibit 2.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on April 23, 2025)
4.2*	Amendment to Business Combination Agreement, dated October 18, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG, and Oliver Baumann (incorporated by reference to Exhibit 2.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on October 21, 2025)
4.3*	Second Amendment and Waiver to Business Combination Agreement, dated February 2, 2026, by and among Voyager Acquisition Corp., Veraxa Biotech AG, and Oliver Baumann (incorporated by reference to Exhibit 2.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on February 3, 2026)
4.4*	Joinder Agreement, dated July 26, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG, Oliver Baumann, Veraxa Biotech Holding AG and Veraxa Cayman Merger Sub (incorporated by reference to Exhibit 10.1 of SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on July 16, 2025).
4.5*	Sponsor Support Agreement, dated April 22, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG and Voyager Acquisition Sponsor Holdco LLC (incorporated by reference to Exhibit 10.2 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed with the SEC on April 23, 2025)
4.6*	First Amendment to Sponsor Support Agreement, dated February 2, 2026, by and among Voyager Acquisition Corp., Veraxa Biotech AG and Voyager Acquisition Sponsor Holdco LLC (incorporated by reference to Exhibit 10.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed on February 3, 2026)
4.7**	Second Amendment to Sponsor Support Agreement, dated May 7, 2026, by and among Voyager Acquisition Corp., Veraxa Biotech AG and Voyager Acquisition Sponsor Holdco LLC.
4.8*	Voting, Support and Lock-Up Agreement, dated as of April 22, 2025 by and among Voyager Acquisition Corp., Voyager Acquisition Sponsor Holdco, LLC and Veraxa Biotech AG (incorporated by reference to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed on April 23, 2025)
4.9*	First Amendment to Voting, Support and Lock-Up Agreement, dated February 12, 2026, by and among Voyager Acquisition Corp., Voyager Acquisition Sponsor Holdco, LLC and Veraxa Biotech AG (incorporated by reference to the Company’s Registration Statement on Form F-4/A filed on February 13, 2026)
4.10*	Securities Purchase Agreement, dated May 27, 2026, by and among Veraxa Biotech Holding AG, Veraxa Biotech AG, Voyager Acquisition Corp. and the investors listed therein (incorporated by reference to Exhibit 10.1 to SPAC’s Current Report on Form 8-K (File No. 001-42211) filed on May 29, 2026)

Exhibit No.	Description
4.11**	Senior Secured Note due 2027, dated June 15, 2026
4.12**	Warrant to Purchase Ordinary Shares of the Company, dated June 15, 2026
4.13*	Purchase Agreement, dated May 27, 2026, by and among Voyager Acquisition Corp., Veraxa Biotech Holding AG, and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.4 to SPAC’s Form 8-K filed May 29, 2026)
8.1**	List of Subsidiaries of the Registrant
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Unaudited Pro Forma Condensed Combined Financial Information
15.2**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for Voyager Acquisition Corp.
15.3**	Consent of Grassi & Co., CPAs, P.C., independent registered accounting firm for Veraxa Biotech AG
15.4**	Consent of Grassi & Co., CPAs, P.C., independent registered accounting firm for Veraxa Biotech Holding AG
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed
**	Filed herewith.
†	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

VERAXA BIOTECH HOLDING AG

June 16, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer and Director